Exhibit 99.1

2020

SUN LIFE FINANCIAL INC.

NOTICE OF ANNUAL MEETING
OF COMMON SHAREHOLDERS

May 5, 2020

MANAGEMENT INFORMATION
CIRCULAR

Sun Life

Life's brighter under the sun

[Graphic Appears Here] 2020 SUN LIFE FINANCIAL INC. NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS May 5, 2020 MANAGEMENT INFORMATION CIRCULAR [Graphic Appears Here]

Other information	95
Schedule A – Charter of the Board of Directors	96

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Tuesday, May 5, 2020 at 5:00 p.m. (Toronto time). At Sun Life, we are in the business of helping Canadians achieve lifetime financial security and live healthier lives. We have been actively monitoring COVID-19 developments and the directives from public health and government authorities. The health and well-being of our employees, Clients, investors and communities is our priority. In line with the latest guidance from public health and government authorities, this year’s meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their location, to submit questions and to vote on a number of important matters.

The business of the meeting is described in the accompanying Notice of our 2020 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders.

Your vote is important. If you cannot attend the virtual meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Friday, May 1, 2020, as described on pages 5 to 8 in the attached circular. If your shares are held in the name of a nominee, see page 7 for information about how to vote your shares.

We look forward to your attendance at this year’s meeting, which will occur by live webcast at https://web.lumiagm.com/186947015. Additional information on how to attend the meeting can be found in the attached circular.

William D. Anderson	Dean A. Connor
Chairman of the Board	President & Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1-877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

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Notice of our 2020 annual meeting

You are invited to our annual meeting of common shareholders:

When	Tuesday, May 5, 2020 at 5:00 p.m. (Toronto time)

Where	Virtual only meeting via live audio webcast online at https://web.lumiagm.com/186947015
Password: “sunlife2020” (case sensitive)

What the meeting will cover

1.	Receipt of the 2019 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	A non-binding advisory vote on our approach to executive compensation
5.	Consideration of other business that may properly be brought before the meeting.

A total of 585,109,774 votes are eligible to be cast at the meeting.

Consistent with the latest guidance from public health and government authorities regarding COVID-19, and in consideration of the health and safety of our employees, shareholders and the broader community, this year’s meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their geographic location, to submit questions and to vote on a number of important matters.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet and follow the instructions in the attached circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the attached circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to vote.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 13, 2020 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 13, 2020

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Management Information Circular

March 13, 2020

In this document, we, us, our, the company and SLF Inc. mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of SLF Inc.

Delivery of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using “notice and access” to deliver this Management Information Circular (Circular) to both our registered and non-registered shareholders. Instead of receiving a paper copy of this Circular in the mail, shareholders who hold common shares of SLF Inc. as of March 13, 2020, the record date for the meeting, have access to it online. A package was sent to the shareholders in the mail with a notice (Notice) explaining how to access this Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered shareholders, was included with the Notice with instructions so that you can vote your shares.

Notice and access allows for faster access to this Circular, helps reduce printing and postage costs, contributes to the protection of the environment and is consistent with our sustainability strategy.

How to access the Circular electronically

This Circular is available on our website (www.sunlife.com/2020agm) and on the website of our transfer agent, AST Trust Company (Canada) (AST) (www.meetingdocuments.com/astca/slf), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Delivery of financial statements and management’s discussion and analysis

The manner in which we deliver our financial statements and management’s discussion and analysis (MD&A) to you depends on whether you are a registered shareholder, a share ownership account participant or a non-registered shareholder.

•	You are registered shareholder if you hold a paper share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent;
•	You are a share ownership account participant if you hold a share ownership statement; and
•

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

Registered shareholders

Registered shareholders who have not opted out of receiving our financial statements will receive them in hard copy, unless they have consented to electronic delivery (e-delivery). Please see Go digital! below for more information on signing up for e-delivery of our financial statements.

As permitted under securities laws, we are using notice and access to deliver our MD&A to registered shareholders. You may access the MD&A online in the same manner as described above for accessing the Circular online.

Share ownership account participants and non-registered shareholders

As permitted under securities laws, we are using notice and access to deliver our financial statements and MD&A to share ownership account participants and non-registered shareholders. You may access these materials online in the same manner as described above for accessing the Circular online.

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Go Digital!

All shareholders are encouraged to sign up for email delivery of notices of meeting.

Registered shareholders who have not opted out of receiving our financial statements and who currently receive them in hard copy are encouraged to consent to e-delivery to receive them. Doing so means that you will be notified by email when the financial statements are made available, at which time they can be viewed and/or downloaded from our website (www.sunlife.com).

The chart below outlines the process by which shareholders can sign up for e-delivery.

Go Digital! How to sign up for e-delivery
Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States
Sign up for e-delivery at the following website: https://ca.astfinancial.com/SLFGoDigital or by checking the box on the reverse side of your proxy form and providing your email address.	Sign up for e-delivery at www.proxyvote.com using the control number appearing on your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

How to request a paper copy of materials provided to you through notice and access

Shareholders may request a paper copy of this Circular or our financial statements and MD&A up to one year from the date the Circular was filed on SEDAR. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the Notice or make a request at any time prior to the meeting on AST’s website (www.meetingdocuments.com/astca/slf) or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries). A copy of the requested documents will be sent to you at no cost within three business days of your request. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call AST at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries).

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Our 2020 annual meeting

Consistent with the latest guidance from public health and government authorities regarding COVID-19, and in consideration of the health and safety of our employees, shareholders and the broader community, this year’s annual meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their geographic location, to submit questions and to vote on a number of important matters. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the meeting online is provided below. In particular, see Voting on pages 5 to 8.

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2019, the auditors’ reports thereon and the actuary’s report on the policy liabilities reported in the financial statements.

Electing the directors (see pages 9 - 16)

You will vote on the election of 11 directors to serve on our board until the next annual meeting. All of the director nominees currently serve on our board. All 11 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Appointing the auditor (see page 17)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2020. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.

Having a “say on pay” (see page 18)

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 47.

We will file the results of the votes, including the advisory vote, on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 13, 2020.

As of March 13, 2020, we had 585,109,774 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

Two persons holding, or representing by proxy, at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

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How to vote

You have two ways to vote:

•	by proxy; or
•	during the meeting by online ballot through the live webcast platform.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

•	Step 1: Log in online at https://web.lumiagm.com/186947015. We recommend that you log in at least one hour before the meeting starts.

•	Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your control number and password ”sunlife2020” (case sensitive). The control number located on the form of proxy or in the email notification you received from AST is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password ”sunlife2020” (case sensitive). Proxyholders who have been duly appointed and registered with AST as described in this circular will receive a control number by email from AST after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

Voting by proxy

You can provide your instructions in one of these ways:
Mark, sign, date and return in the envelope provided.
Mark, sign, date, scan and email both pages to proxyvote@astfinancial.com.
(Canada & U.S. only) Call 1-888-489-7352 from a touchtone telephone and follow the voice instructions. You will need your control number printed on the front of the proxy form.
Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number printed on the front of the proxy form.

If you did not receive a form of proxy with a control number, you can find a form of proxy on AST’s website at www.meetingdocuments.com/astca/slf and can contact our transfer agent AST at 1 (877) 224-1760 (within North America) or 1 (416) 682-3865 (outside of North America) to obtain your control number.

Voting during the meeting

We are holding our annual meeting in a virtual only format and it will be conducted via live audio webcast. Attending the virtual meeting gives you an opportunity to hear directly from management.

If you want to attend the virtual meeting and vote your shares during the meeting, do not complete or return the proxy form. Provided you are connected to the internet and follow the instructions in this circular, you will be able to vote online in real time by completing an online ballot through the live webcast platform.

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If you change your mind

You can revoke instructions you have already provided by giving us new instructions.

Registered shareholders and share ownership account participants can send a new proxy form in one of four ways:

•	complete and sign a proxy form with a later date than the one you previously sent, and deliver or deposit it to AST as described above before 5:00 p.m. (Toronto time) on Friday, May 1, 2020
•	submit new voting instructions to AST by telephone or internet before 5:00 p.m. (Toronto time) on Friday, May 1, 2020
•

deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Monday, May 4, 2020, or if the meeting is adjourned, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: SLF Inc., 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary.

If you have followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke your previous instructions.

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. The company has elected to send the proxy-related materials directly to the NOBOs.

Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this Circular.

Voting by proxy

You can provide your instructions in one of these ways:
Mark, sign, date and return in the envelope provided.

(Canada only) Call 1-800-474-7493 (English) or 1-800-474-7501 (French); or (U.S. only) Call 1-800-454-8683, from a touchtone telephone and follow the voice instructions. You will need your control number printed on the front of the form.

Go to proxyvote.com and follow the instructions on screen. You will need your control number printed on the front of the form.

If you are a non-registered holder and you did not receive a form of proxy or voting instruction form with a control number please contact your nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary).

Voting during the meeting

If you want to attend and vote at the virtual meeting, you must appoint yourself as proxyholder by printing your name in the space provided on the form and then following your nominee’s instructions for returning the form. You must also complete the additional step of registering the proxyholder by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 5:00 p.m. (Toronto time) on Friday, May 1, 2020. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

If you change your mind

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

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Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form or in your voting instructions how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names William D. Anderson, Chairman of the Board, or in his absence Scott F. Powers, Chair of the Governance, Nomination & Investment Committee (GNIC), or in his absence another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

•	FOR electing each of the director nominees who are listed in the proxy form and Circular
•	FOR appointing Deloitte as auditor
•	FOR the advisory resolution accepting our approach to executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form and registering them online, as described above. This person does not need to be a shareholder, but your vote can only be counted if he or she participates in the virtual meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

AST must receive your voting instructions by 5:00 p.m. (Toronto time) on Friday, May 1, 2020 to have your vote recorded. If the meeting is adjourned, AST must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

You can call AST or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587

Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

AST counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Advisors (Kingsdale) to assist us at an estimated cost of $41,000. The solicitation of proxies will be made primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs.

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Director nominees at a glance

As of the date of this Circular, we have 11 directors on our board. Under our by-laws, the board can have eight to 20 directors. At its meeting held on February 12, 2020, the board fixed the number of directors at 11. At the 2020 annual meeting, 11 directors are to be elected for a term ending at the conclusion of the next annual meeting. All of the 11 nominees currently serve on our board. Below are key highlights of your director nominees.

Qualified (see more on page ") 100% The GNIC has reviewed each of the nominees and confirmed that they have the key competencies and experience necessary for the board to fulfil its mandate. Diversity (see more on page ") 36% of the Board and 75% of the Committee Chairs are women Four out of 11 director nominees and 3 out of 4 committee chairs are women Independent (see more on pages ") 91% All directors are independent except the CEO. All board committee members are independent. Balanced Tenure and Board Renewal (see more on page ") 55% 0-5 years 45% 6-11 years Our average tenure among the nominated directors is 5.8 years. Attendance (see more on page ") 98% Our nominated directors had an excellent track record for attendance at the 2019 board and committee meetings. Shareholder Approval (see more on pages ") 99.5% Our nominated directors had an average of 99.5% votes FOR their election in 2019.

We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company’s by-laws and applicable law.

The board recommends that shareholders vote for electing each of the director nominees profiled below. If you do not specify in the proxy form or your voting instruction how you want to vote your shares, the persons named in the form will vote for electing each of the director nominees profiled below.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must tender a written offer to resign to the board. The board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

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Our policy on proxy access

Under the board’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting proposals (see Shareholder proposals on page 33), submit a nomination notice in the required form. The policy has the following principal features:

•	one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the board
•	nominating shareholders must collectively own at least 5% of the company’s common shares
•	nominating shareholders must have held their shares for at least three years
•	the proposal will be included in the company’s Circular, form of proxy and ballot for the annual shareholders’ meeting
•	nominating shareholders may include a statement of up to 500 words in support of their candidates.

A copy of the policy is available on our website (www.sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company’s shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of SLF Inc. shares owned or controlled, and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, SLF Inc. shares and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder’s notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships, their attendance at board and committee meetings in 2019, the level of support received from shareholders at our 2019 annual meeting, and other public company directorships held in the last five years. Our 11 director nominees have an average board tenure of 5.8 years and four of them (36%) are women.

The director nominee profiles also include information about the value of their holdings of SLF Inc. common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the board. The share ownership guidelines provide that director must own at least $735,000 in common shares and/or DSUs within five years of joining the board. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of February 28, 2020 and March 1, 2019 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $57.99 and $50.37, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 43 and 44, respectively.

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William D. Anderson,

FCPA, FCA

Toronto, ON, Canada

Director since May 2010

Independent

Age: 70

Areas of expertise:

•   finance, accounting and actuarial

•   risk management

•   international business

•   public company

•   corporate strategy and development

Current committees:

•   None[1]

Mr. Anderson is the Chairman of the Boards of SLF Inc. and Sun Life Assurance. He was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. Mr. Anderson held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. He spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. Mr. Anderson is a Fellow of the Institute of Chartered Professional Accountants of Ontario and is also a Fellow of the Institute of Corporate Directors.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Gildan Activewear Inc.		2006 – present
			TransAlta Corporation		2003 – 2016
2019 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	15,600	27,836	43,436	$2,518,854	Meets
2019	15,600	22,605	38,205	$1,924,386
Change	0	5,231	5,231	$594,468
[1] Mr. Anderson attends committee meetings in his capacity as non-executive Chairman.

Dean A. Connor Toronto, ON, Canada Director since July 2011 Non-independent Age: 63 Current committees: • None[1]

Mr. Connor is President & Chief Executive Officer of SLF Inc. and Sun Life Assurance. He was named as one of the 100 best performing CEOs of 2019 by Harvard Business Review, received the Ivey Business Leader of the Year award in 2018 from the Ivey Business School, and was named Canada’s Outstanding CEO of the Year® for 2017. Prior to his appointment in December 2011 he held progressively senior positions with Sun Life Inc. and Sun Life Assurance, including President, Chief Operating Officer, President of Sun Life Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a trustee of the University Health Network in Toronto and a director of the Business Council of Canada. Mr. Connor is a member of the Ivey Advisory Board, Ivey Business School, Western University and the Asia Business Leaders Advisory Council. He holds an Honours Business Administration degree.

	2019 Meeting attendance			Other public company directorships
	Board	11 of 11	100%	None
	2019 Annual Meeting votes in favour: 99.7%
	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2020	95,643	140,567	236,210	$13,697,818	Meets[2]
	2019	94,807	135,385	230,192	$11,594,771
	Change	836	5,182	6,018	$2,103,047

[1]  Mr. Connor attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

[2]  As President & Chief Executive Officer, Mr. Connor is subject to different share ownership guidelines than the independent directors. See page 59.

MANAGEMENT INFORMATION CIRCULAR 2020  |   11

Stephanie L. Coyles

Toronto, ON, Canada

Director since January 2017

Independent

Age: 53

Areas of expertise:

•   client needs, sales and distribution

•   international business

•   public company

•   corporate strategy and development

•   digital and data/analytics

Current committees:

•   Audit

•   Governance, Nomination & Investment

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a principal at McKinsey & Company Canada from 2000 to 2008. In addition to the public company boards listed below, Ms. Coyles serves on the advisory board of Reliant Web Hosting Inc. and on the board of The Earth Rangers Foundation. She holds a Master in Public Policy degree. Ms. Coyles received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Corus Entertainment Inc.		March 2020 – present
Audit	5 of 5	100%	Metro Inc.		2015 – present
Governance, Nomination & Investment	2 of 2	100%	Hudson’s Bay Company		2019 – March 2020
Risk & Conduct Review	3 of 3	100%	Postmedia Network Canada Corp.		January – October 2016
2019 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	5,100	7,058	12,158	$705,042	On target for January 1, 2022
2019	3,600	4,687	8,287	$417,416
Change	1,500	2,371	3,871	$287,626

Martin J. G. Glynn

Vancouver, BC, Canada

Director since December 2010

Independent

Age: 68

Areas of expertise:

•   finance, accounting and actuarial

•   risk management

•   talent and culture

•   international business

•   public company

Current committees:

•   Management Resources

•   Risk & Conduct Review

Mr. Glynn is Chair of the Public Sector Pension Investment Board. He was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held various senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is a director of The American Patrons of the National Library and Galleries of Scotland and St Andrews Applied Research Limited and is on the Fund Advisory Board for Balfour Pacific Capital. He holds a Master of Business Administration degree.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Husky Energy Inc.		2000 – present
Management Resources	6 of 6	100%
Risk & Conduct Review	6 of 6	100%
2019 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	10,316	22,077	32,393	$1,878,470	Meets
2019	10,316	19,152	29,468	$1,484,303
Change	0	2,925	2,925	$394,167

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Ashok K. Gupta, FFA

London, England

Director since May 2018

Independent

Age: 65

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk & Conduct Review

Mr. Gupta is a corporate director. During his 40-year career in the UK insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013, he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd’s of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson & Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Institute and Faculty of Actuaries. He is also Chairman of EValue Ltd., and a trustee of the Ethical Journalism Network. From 2013 to September 2019, Mr. Gupta was a director of New Ireland Assurance Company plc. He was involved in the UK public sector and served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. Mr. Gupta holds a Master of Business Administration degree.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	JPMorgan European Smaller Companies Investment Trust plc		2013 – present
Management Resources	6 of 6	100%
Risk & Conduct Review	6 of 6	100%
2019 Annual Meeting votes in favour: 99.6%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	462	4,391	4,853	$281,425	On target for May 9, 2023
2019	0	1,852	1,852	$93,285
Change	462	2,539	3,001	$188,140

M. Marianne Harris

Toronto, ON, Canada

Director since December 2013

Independent

Age: 62

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  talent and culture

•  public company

•  corporate strategy and development

Current committees:

•  Management Resources (Chair)

•  Risk & Conduct Review

Ms. Harris is a corporate director. She was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until 2013. She held progressively senior positions during her 13-year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is a director of President’s Choice Bank and a member of the Dean’s Advisory Council for the Schulich School of Business & the Advisory Council for the Hennick Centre for Business and Law. Ms. Harris holds a Master of Business Administration degree and a Juris Doctorate.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Loblaw Companies Limited		2016 – present
Management Resources	6 of 6	100%	Hydro One Limited		2015 – 2018
Risk & Conduct Review	6 of 6	100%	Agrium Inc.		2014 – 2015
2019 Annual Meeting votes in favour: 99.4%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	5,961	34,229	40,190	$2,330,618	Meets
2019	5,743	27,986	33,729	$1,698,930
Change	218	6,243	6,461	$631,688

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Sara Grootwassink Lewis,

CPA, CFA

Scottsdale, AZ,

United States

Director since December 2014

Independent

Age: 52

Areas of expertise:

•  finance, accounting and actuarial

•  talent and culture

•  government relations/policy

•  public company

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Audit (Chair)

•  Governance, Nomination & Investment

Ms. Lewis is a corporate director. Prior to 2009 she held progressively senior positions during her seven-year career with Washington Real Estate Investment Trust, a publicly traded real estate investment trust, including Executive Vice-President, and was Chief Financial Officer from 2002 to 2009. In addition to the public company boards listed below, Ms. Lewis serves on the Leadership Board and Governance Working Group for the United States Chamber of Commerce—Center for Capital Markets Competitiveness and is Trustee of The Brookings Institution. She is a Board Leadership Fellow of the National Association of Corporate Directors and a member of the Tapestry West Audit Committee Network and the Institute of Corporate Directors. Ms. Lewis is a Certified Public Accountant and a Chartered Financial Analyst. She was named to the National Association of Corporate Directors (NACD) Directorship 100 in 2017.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Healthpeak Properties, Inc.		2019 – present
Audit	5 of 5	100%	Weyerhaeuser Company[1]		2016 – present
Governance, Nomination & Investment	5 of 5	100%	PS Business Parks, Inc.		2010 – 2019
			Adamas Pharmaceuticals, Inc.		2014 – 2016
			Plum Creek Timber Company, Inc.[1]		2013 – 2016
			CapitalSource, Inc.		2004 – 2014
2019 Annual Meeting votes in favour: 98.8%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	5,680	24,880	30,560	$1,772,174	Meets
2019	5,500	21,060	26,560	$1,337,827
Change	180	3,820	4,000	$434,347
[1] In 2016, Weyerhaeuser Company merged with Plum Creek Timber Company, Inc. and the combined company retained the Weyerhaeuser name. Ms. Lewis continues to serve on the board of Weyerhaeuser.

James M. Peck

San Antonio, TX,

United States

Director since January 2019

Independent

Age: 56

Areas of expertise:

•  talent and culture

•  international business

•  public company

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk & Conduct Review

Mr. Peck has over 20 years of information management, global product development and engineering experience. Mr. Peck served as Senior Advisor of TransUnion from May 2019 to February 2020 and as President & Chief Executive Officer from 2012 to May 2019. Prior to joining TransUnion in 2012 Mr. Peck held progressively senior positions during his career with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, where he served as Chief Executive Officer of its LexisNexis Risk Solutions business from 2004 to 2012. From 1999 to 2001 Mr. Peck was General Manager, Online Business and Senior Vice-President, Product Development with Celera Genomics, a bio-technology firm that sequenced the human genome. He is a director of CCC Information Services, Inc. and Neo on Business Ltd. Mr. Peck holds a Master of Business Administration degree, and received the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2019 Meeting attendance			Other public company directorships
Board	10 of 11	91%	TransUnion		2012 – February 2020
Management Resources	6 of 6	100%
Risk & Conduct Review	6 of 6	100%
2019 Annual Meeting votes in favour: 99.4%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	0	4,695	4,695	$272,263	On target for January 1, 2024
2019	0	0	0	$0
Change	0	4,695	4,695	$272,263

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Scott F. Powers

Boston, MA,

United States

Director since October 2015

Independent

Age: 60

Areas of expertise:

•  talent and culture

•  client needs, sales and distribution

•  international business

•  public company

•  corporate strategy and development

Current committees:

•  Governance, Nomination & Investment (Chair)

•  Management Resources

Mr. Powers is a corporate director. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008 he was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008 Mr. Powers held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. He has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	Automatic Data Processing, Inc.		2018 – Present
Governance, Nomination & Investment	5 of 5	100%	PulteGroup, Inc.		2016 – Present
			Whole Foods Market, Inc.		May – August 2017
Management Resources	6 of 6	100%
2019 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	975	17,061	18,036	$1,045,908	Meets
2019	975	12,209	13,184	$664,078
Change	0	4,852	4,852	$381,830

Hugh D. Segal, OC, OONT., CD

Kingston, ON, Canada

Director since May 2009

Independent

Age: 69

Areas of expertise:

•  risk management

•  client needs, sales and distribution

•  government relations/policy

•  public company

•  corporate strategy and development

Current committees:

•  Audit

•  Governance, Nomination & Investment

Mr. Segal is a corporate director. He served as Principal of Massey College, University of Toronto from 2014 to June 2019. Before that, he was a Canadian senator from 2005 to 2014 and President and Chief Executive Officer of the Institute for Research on Public Policy from 1999 to 2006. Mr. Segal was formerly Chair of the NATO Association of Canada and Vice-Chair of the Institute of Canadian Advertising. He is a Senior Advisor at Aird & Berlis LLP. Mr. Segal is Chair and a Distinguished Fellow at the School of Policy Studies External Advisory Board and the Donald Matthews Faculty Fellow in Global Public Policy, Queen’s University, a Distinguished Fellow at the Munk School of Global Affairs, University of Toronto and a Senior Fellow at the Canadian Institute of Global Affairs. He is an Honorary Captain of the Royal Canadian Navy, an Honorary Captain of the Canadian Forces College and Honorary Chair of the Navy League of Canada. Mr. Segal is an officer of the Order of Canada and a member of the Order of Ontario.

2019 Meeting attendance			Other public company directorships
Board	10 of 11	91%	Just Energy Group Inc. (formerly Energy Savings Income Fund)		2001 – 2015
Audit	5 of 5	100%
Governance, Nomination & Investment	5 of 5	100%
2019 Annual Meeting votes in favour: 99.3%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	8,657	26,014	34,671	$2,010,571	Meets
2019	8,657	22,944	31,601	$1,591,742
Change	0	3,070	3,070	$418,829

MANAGEMENT INFORMATION CIRCULAR 2020  |   15

Barbara G. Stymiest, FCPA, FCA

Toronto, ON, Canada

Director since May 2012

Independent

Age: 63

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  government relations/policy

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Risk & Conduct Review (Chair)

•  Audit

Ms. Stymiest is a corporate director. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011; Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to 2011; Chief Operating Officer from 2004 to 2009. Prior to that Ms. Stymiest held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. She is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed below, Ms. Stymiest is the Vice-Chair of the University Health Network in Toronto, a director of the Canadian Institute for Advanced Research and a director of President’s Choice Bank. She holds an Honours Business Administration degree. Ms. Stymiest was named to National Association of Corporate Directors (NACD) Directorship 100 in 2018.

2019 Meeting attendance			Other public company directorships
Board	11 of 11	100%	George Weston Limited		2011 – present
Audit	5 of 5	100%	BlackBerry Limited		2007 – present
Risk & Conduct Review	6 of 6	100%
2019 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2020	5,000	40,295	45,295	$2,626,657	Meets
2019	5,000	34,532	39,532	$1,991,227
Change	0	5,763	5,763	$635,430

To the knowledge of the company, other than as set out below, no proposed director is, as at the date of this Circular, or has been, in the last ten years (a) a director, chief executive officer or chief financial officer of any company (including SLF Inc.) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that: (i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company (including SLF Inc.) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, to the knowledge of the company, other than as set forth below, no proposed director has been (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or (b) subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director:

•

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

•

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

16  |  MANAGEMENT INFORMATION CIRCULAR 2020

•

Mr. Peck was a director and President & Chief Executive Officer of TransUnion when it agreed to settle a Civil Investigative Demand by the U.S. Consumer Financial Protection Bureau (CFPB) in December 2016 focused on common industry practices relating to the advertising, marketing and sale of consumer reports, credit scores or credit monitoring products to consumers by TransUnion’s Consumer Interactive segment. TransUnion executed a Stipulation and Consent to the Issuance of a Consent Order which was issued by the CFPB in January 2017, which required them to implement certain practice changes in the way they advertise, market and sell products and services to consumers, develop a comprehensive compliance plan, and pay approximately US$13.9 million for redress to eligible customers and a civil money penalty to the CFPB in the amount of US$3.0 million.

Meeting attendance

The GNIC reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended in 2019. From time to time unscheduled board meetings may be called on short notice to consider mergers and acquisitions (M&A) transactions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Chairman of the Board or the Chair of the applicable committee, as appropriate, to address at the meeting. During the year ended December 31, 2019, average attendance of all directors at both board and committee meetings was 98%.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson[1]	11 of 11	100%	n/a	n/a	11 of 11	100%
Dean A. Connor[2]	11 of 11	100%	n/a	n/a	11 of 11	100%
Stephanie L. Coyles[3]	11 of 11	100%	10 of 10	100%	21 of 21	100%
Martin J. G. Glynn	11 of 11	100%	12 of 12	100%	23 of 23	100%
Ashok K. Gupta	11 of 11	100%	12 of 12	100%	23 of 23	100%
M. Marianne Harris	11 of 11	100%	12 of 12	100%	23 of 23	100%
Sara Grootwassink Lewis	11 of 11	100%	10 of 10	100%	21 of 21	100%
Christopher J. McCormick[4]	3 of 4	75%	4 of 6	67%	7 of 10	70%
James M. Peck	10 of 11	91%	12 of 12	100%	22 of 23	96%
Scott F. Powers	11 of 11	100%	11 of 11	100%	22 of 22	100%
Hugh D. Segal	10 of 11	91%	10 of 10	100%	20 of 21	95%
Barbara G. Stymiest	11 of 11	100%	11 of 11	100%	22 of 22	100%
[1]	Mr. Anderson attended committee meetings in his capacity as non-executive Chairman.
[2]	Mr. Connor attended committee meetings in his capacity as President & Chief Executive Officer and a director.
[3]	On May 9, 2019, Ms. Coyles ceased to be a member of the Risk & Conduct Review Committee and became a member of the GNIC.
[4]	On May 9, 2019, Mr. McCormick retired. He was a member of the GNIC and the Management Resources Committee.

The auditor

The board, on the recommendation of the Audit Committee (AC), recommends that shareholders vote for the appointment of Deloitte as auditor of SLF Inc. for 2020. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the appointment of Deloitte as auditor.

MANAGEMENT INFORMATION CIRCULAR 2020  |   17

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

For the year ended December 31	($millions)
	2019	2018[1]
Audit services	18.1	17.4
Audit-related services	1.2	1.1
Tax services	0.5	0.3
All other services	1.7	1.3
Total	21.5	20.1
[1]	Adjustment of $0.1 to audit services; adjustment of $0.3 to other services.

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit services fees of $12.6 (2018: $11.1) relates to audit of the consolidated financial statements of SLF Inc. and its subsidiaries to support the group audit opinions expressed in Deloitte’s report; the remaining Audit services fees of $5.5 (2018: $6.3) relates to audit of the statements for segregated funds and statutory and regulatory filing.

Audit-related services fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the company. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax services fees relate to tax compliance, tax advice and tax planning.

All other services fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the AC to pre-approve any services that are to be provided by the external auditor. The committee has, subject to certain fee thresholds and reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our 2019 annual information form which is filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Non-binding advisory vote on our approach to executive compensation

Since 2010, the board has held an annual advisory vote on our approach to executive compensation to respond to shareholders and other stakeholders who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 47 of this Circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 13, 2020 delivered in advance of the annual meeting of common shareholders on May 5, 2020.”

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Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

Governance at a glance

We say “Yes” to

✓	Strong Culture (see more on page 20)

•	We have a strong culture built on a foundation of ethical behavior, high business standards, integrity, respect and doing the right thing for our Clients
•	Our Code of Business Conduct (Code) applies to every director, officer and employee, who are required to review and certify compliance every year

✓	Independence (see more on page 22)

•	Our Chairman of the Board, committee chairs and all members of our committees are independent directors
•	Independent directors meet without management at each board and committee meeting

✓	Key competencies and experience (see more on pages 22 - 23)

•

The eight key attributes we expect of our directors are integrity, independent and informed judgment, accountability, knowledge of business issues and financial matters, commitment to operational excellence, responsiveness, initiative and collaboration

•	The GNIC ensures that the board includes members with a broad range of skills and experience to carry out its mandate

✓	Tenure and renewal (see more on page 24)

•	We use professional executive search firms and referrals to identify prospective director candidates
•	The GNIC, together with the Chairman of the Board, continuously monitors board succession requirements and maintains a directors’ skills matrix
•	Shareholders elect individual directors annually
•	Our policy on majority voting is informed by best practices and complies with TSX rules
•	We limit the number of public company directorships our directors may have (limit of one other for directors that are employed full-time, and limit of three others for those not employed full-time)
•	We have a limit on board interlocks (no more than two directors may serve on the board of another public company and directors may not serve together on more than two other public companies)
•	The board has adopted a proxy access policy

✓	Diversity and inclusion (see more on pages 25 - 27)

•	We have a board diversity policy that considers multiple aspects of diversity, including gender, race, religion, age, country of origin, physical ability and sexual orientation
•	We are committed to diversity and inclusion, and have an enterprise strategy to strengthen diversity
•	Four out of our current 11 directors and director nominees (36%) are women
•	Three out of our four committee chairs (75%) are women

✓	Board development and assessment (see more on pages 28 - 31)

•	Both current and new directors are provided orientation and continuing education programs
•	New directors will attend site visits to each of the company’s four business pillar locations over a two to three year period primarily through the annual strategic planning meeting held in June
•	The individual directors participate in an annual chair, board and committee effectiveness assessment process

MANAGEMENT INFORMATION CIRCULAR 2020  |   19

✓	Strategic planning and risk management oversight (see more on page 30)

•

All directors attend an annual strategic planning meeting held in one of our four business pillar locations and management updates the board on the execution of strategy and strategic considerations at every regular board meeting

•

The board provides ongoing oversight of risk management programs, including through the allocation of risk oversight to its four committees, and monitors that the principal risks are appropriately identified and managed

✓	Succession planning and talent management (see more on page 30)

•

The Management Resources Committee (MRC) has oversight of talent development and succession planning for senior management and the CEO’s assessment of other senior officers, and the board conducts the assessment of the CEO

✓	Shareholder engagement and alignment (see more on page 31)

•	The Chairman of the Board communicates with shareholders and other stakeholders in connection with governance-related matters
•	Independent directors must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board

We say “No” to

×	Slate voting for directors

•	Shareholders can vote for or withhold their vote from individual directors, and we do not have slate voting

×	Staggered voting for directors

•	Directors are not elected for staggered terms, and we have annual elections for all directors

×	Unequal voting structure

•	We do not have dual-class or subordinate voting structures

×	Tie-breaking vote

•	In the event of a tie vote at the board our Chairman does not have a deciding vote

×	Pledging or hedging of Sun Life securities

•	We do not allow pledging or hedging of SLF Inc. securities by directors and senior management

×	Pensions and stock options for independent directors

•	Independent directors are not allowed to participate in our stock option or pension plans

Strong Culture

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity, respect and doing the right thing for our Clients. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and chair effectiveness surveys.

The board has established the Code that applies to every director, officer and employee, with no exception. Each director, officer and employee receives training and is required to attest to compliance with the Code annually.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and directors to report all known and suspected breaches. Our Employee Ethics Hotline empowers our employees to play an active role in protecting the organization. Employees can seek guidance and report misconduct anonymously.

Communications that accompanied the Code in 2019 further reinforced our expectations of behaviours in the workplace; emphasizing the importance of fostering a workplace that is free of harassment of any kind and encouraging employees to report any inappropriate behavior or conduct that does not align with the Code.

The GNIC is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the board annually. Any breaches of the Code are

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reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance with the committee annually. The Code is currently under review and the updated Code will be published in June, 2020. A copy of our most recent Code is available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship responsibilities directly and through its four standing committees. The board and the GNIC review the board charter at least annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. He works closely with the Chair of the GNIC to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures. He is a regular attendee of board committee meetings.

The Chairman of the Board and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Chairman of the Board, can hire independent advisors.

The President & Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written statement of mandate for the CEO which is reviewed by the board annually and which specifies the CEO’s overall accountability for leading the company’s business operations and creating sustainable value for all stakeholders. The CEO is responsible for championing the company’s global mission, purpose and values, managing the company’s resources to ensure optimal performance, and setting a standard for culture, conduct and character through his or her own behaviour and actions. The CEO develops the leadership capabilities and succession required for execution of the strategy and long-term success of Sun Life and provides leadership in the vision, purpose, governing principles, risk management and regulatory compliance, consistent with Sun Life’s risk appetite and culture.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 44).

We have eight key attributes we expect of our directors when they carry out their duties:

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The full position descriptions of our CEO, our directors, our Chairman of the Board and our committee chairs can be found on our website (www.sunlife.com).

Board size

According to our by-laws, our board can have a minimum of eight and a maximum of 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be a minimum of 11 and a maximum of 14 directors in order to fulfil its responsibilities.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with SLF Inc. that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The GNIC evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 11 are independent, and that all of the current members of the AC and MRC meet the additional independence requirements set out in that policy for membership on those committees. Dean A. Connor is not independent because he is our CEO.

The roles of the Chairman and the CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. William D. Anderson is Chairman of the Board and an independent director. Having an independent Chairman promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

Meeting in-camera

The independent directors meet without management present at the end of each board and committee meeting. The members of the MRC also regularly meet without management present at the beginning of their meetings. The Chairman of the Board and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also meet routinely with the heads of key control functions at committee meetings (see committee reports pages 34 to 42).

Key competencies and experience

The GNIC ensures at all times that the board includes members with a broad range of business and strategic experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the GNIC and the board determine the key competencies and experience that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed on page 21 and the specific competencies and experience listed in the table below and described in the text that follows. The table below also shows the key competencies and experience that each director nominee, other than Dean A. Connor, our CEO, has indicated he or she brings to the board. Each such director nominee has also identified the principal areas of expertise that he or she possesses and those are listed in the respective director nominee profiles on pages 11 to 16. The GNIC reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

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	William D. Anderson	Stephanie L. Coyles	Martin J. G. Glynn	Ashok K. Gupta	M. Marianne Harris	Sara G. Lewis	James M. Peck	Scott F. Powers	Hugh D. Segal	Barbara G. Stymiest

Key Competencies
Finance, Accounting and Actuarial knowledge of and experience with complex accounting, actuarial and/or capital management issues	✓	✓	✓	✓	✓	✓			✓	✓
Insurance, Health and Wealth industry experience in insurance, re-insurance, asset management, wealth management and/or health to provide insight into operations, strategy and market factors	✓		✓	✓	✓	✓		✓		✓
Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Talent and Culture

experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Key Experience
Client Needs, Sales and Distribution experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures		✓	✓	✓			✓	✓	✓
International Business experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures	✓	✓	✓	✓			✓	✓	✓	✓
Government Relations/Policy experience in government relations or public policy				✓	✓	✓	✓		✓	✓
Public Company public company experience as a senior executive or director at a public company, with insight on the operations and governance of complex, publicly traded company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Digital and Data/Analytics experience or knowledge relating to the cybersecurity, technology, digital and data/analytics needs and/or strategy for a major organization		✓		✓			✓			✓

The GNIC also reviews the membership of each committee annually to ensure each committee is comprised of members with the competencies and experience required to fulfil the committee’s mandate.

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Tenure and board renewal

Every year the GNIC recommends a list of candidates for nomination to the board.

Our Director Independence Policy includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors. Other mechanisms of board renewal include the rigorous board and committee assessments (see page 31), the evergreen list of prospective candidates (see page 25) and the annual review of the directors’ skills matrix (see page 23).

The average tenure of the independent director nominees is 5.8 years (4.9 years in prior year).

The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Areas of Expertise
Hugh D. Segal	Tenure limit reached in May 2021	Audit Governance, Nomination & Investment	• government relations/policy • risk management • client needs, sales and distribution • public company • corporate strategy and development
William D. Anderson	Tenure limit reached in May 2022	N/A	• finance, accounting and actuarial • risk management • International business • public company • corporate strategy and development
Martin J. G. Glynn	Tenure limit reached in May 2022	Management Resources Risk & Conduct Review	• finance, accounting and actuarial • risk management • talent and culture • International business • public company

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The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

•	he or she has not attended at least 75% of board and committee meetings for two consecutive years
•	his or her principal employment or other business or professional circumstances have changed materially
•	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

Recruiting new directors

Candidate Search	GNIC identifies prospective candidates	Candidate interviews with the Chairman, Committee Chairs, and the CEO	GNIC makes recommendation to the Board	=	Board Approval of New Candidate

The GNIC has primary responsibility for identifying potential new directors and has adopted guidelines for director recruitment. The eight key attributes we expect of our directors (see page 21) together with the directors’ skills matrix (see page 23) are the primary considerations for the committee when determining a need to recruit a new director and identifying the competencies, skills and qualities that prospective directors should possess. The committee then develops a preferred candidate profile based on the considerations determined to be best suited to complement the existing directors or fill a need on the board. Candidates are identified through executive search firms and referrals. An evergreen list of prospective candidates is maintained, which is comprised of individuals who the committee feels may be appropriate as a board candidate when a vacancy arises and who could complement the current competencies, skills and qualities of the board, meet diversity criteria to help the board achieve its diversity aspirations set out in the board diversity policy and comply with the independence requirements of the board and its committees. Executive search and background screening firms conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Chairman of the Board, the committee chairs and the CEO. The committee receives input from all of these sources in connection with its recommendation to the board for the appointment or nomination of a new director.

Diversity and inclusion

Our commitment to diversity and inclusion is at the centre of our company values and is critical to the board and executive management. Highly qualified directors and executive leaders who reflect the Clients we serve, our employees around the world, and the communities where we operate bring broader perspectives and experience to deepen our insight, enhance innovation and accelerate growth. They also create an inclusive, high-performing culture where all employees, regardless of gender, race, religion, age, country of origin, physical ability, sexual orientation or other diversity attributes, can contribute to their full potential. For more information on diversity and inclusion and equal pay at the company, please see our Sustainability Report on our website (www. sunlife.com/sustainability).

A diverse group of directors produces better corporate governance and oversight, and the board has adopted a diversity policy that includes provisions relating to the identification and nomination of female directors. The objective of the board’s diversity policy is to ensure that the board as a whole possesses diverse qualifications, skills, experience and expertise relevant to the company’s business, in order to fulfil its mandate. Board diversity is more than gender diversity.

Effective implementation of the board’s diversity policy is the responsibility of the GNIC. When recruiting candidates for appointment or election to the board, the GNIC:

•	is committed to multiples aspects of diversity including gender, race, religion, age, country of origin, physical ability and sexual orientation, and
•	will require a director search firm to identify diverse candidates within the scope of the preferred candidate profile.

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The GNIC will assess the effectiveness of the board’s diversity policy by considering the level of diversity on the board based on the above factors and whether the target percentage of female directors has been achieved or exceeded. The committee reports to the board on this annually.

To drive our commitment to gender diversity, we have:

•	signed the Catalyst Accord 2022, which aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or more by 2022; and
•	joined the 30% Club Canada, which has set a goal of 30% of board seats and C-suites to be held by women by 2022.

Women on the board

The board’s diversity policy includes provisions relating to identification and nomination of female directors. The board has set a target of having at least 30% female directors and will aim to increase this percentage when recruiting, taking into account the desired qualifications, skills, experience and expertise and the need for all forms of diversity on the board. As of the date of this Circular four out of our 11 current directors and director nominees (36%), and three out of our four committee chairs (75%) are women.

Women in executive officer positions

We are committed to diversity and inclusion, and have an enterprise strategy to strengthen diversity. The strategy focuses on a series of actions that address unique opportunities to understand our Clients’ needs in more depth, review and enhance our talent management practices, enrich our already collaborative and inclusive culture, and ensure our investments and participation in the community support our diversity objectives.

We are embedding diversity further into the core of our talent management practices to ensure they are free of systemic bias and that no group, including women, is disadvantaged. We are committed to gender equality in the workplace. Below is a list of efforts we have made to support our commitment to the advancement of women in our workplace.

•	Inclusion Networks—we have sponsored two volunteer employee networks focused on the advancement of women: InvestHER in our asset management group, and Bright Women in North America
•	Mentorship Programs—we have a number of informal and formal mentor and mentee opportunities across our company
•

Representation Commitments—we have committed to improving the representation of women leaders by creating a goal to reach 40% women at the Vice-President level and above globally and a goal to reach 25% visible minorities at the Vice-President level and above in North America

•

Community Involvement—we sponsor several charities and programs related to gender equality, celebrate events such as International Women’s Day and Pride month, and are actively involved and sponsor women focused events such as The Art of Leadership and the Simmons Conference.

•

Building External Partnerships—we believe it is important to build key relationships with external partners that share the same drive to improve gender diversity in the workplace, including Bentley University’s Center for Women and Business, where we work with other corporate partners to explore issues and identify actions to increase workplace gender diversity

•

Employee Training—we offer unconscious bias training for all employees in addition to diversity training seminars through our online learning resources and in classroom workshops designed to foster a more inclusive work environment

•	Flexible Work Arrangements—our company maintains a flexible working environment that promotes “work from anywhere” and flexible hours in order to attract and retain diverse talent
•

Recruitment—we require a diverse slate of candidates (including women) when we select leaders for executive officer and senior leadership positions, both internally and externally. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the presentation of diverse candidates

•

Monitoring Activities—we regularly monitor and review the number of women in executive and senior leadership positions through our annual talent review and succession planning process (see page 30). One of the key metrics we review is the number of women in executive and senior leadership roles and in our management pipeline

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•

Compensation Analysis—at the conclusion of our annual performance management and compensation cycle, we analyze compensation levels across the organization, including the compensation of women holding executive officer and senior leadership positions, to ensure fair and equitable treatment, free from systemic bias.

We pride ourselves on creating an inclusive and welcoming environment that encourages diverse perspectives, experiences, preferences and beliefs. Below are examples of how we have been recognized for our ongoing commitment to gender equality:

•

we have been included in the Pax Ellevate Global Women’s Index Fund (PXWEX) since 2014, the first broadly diversified mutual fund that invests in the highest-rated companies in the world that are advancing women’s leadership,

•

we have been included in the Bloomberg Gender-Equality Index (GEI) since 2017, which recognizes organizations that make strong commitments to gender equality, measuring their contributions across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings,

•	we received Parity Certification by Women in Governance for our strong commitment to gender equality in the workplace. We were one of eight organizations in Canada to achieve platinum status, and
•	in 2016 we signed the 100% Talent Compact, which is a pledge we signed to move to closing the gender wage gap in Boston.

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the CEO and senior executives of the company as of January 31, 2020. The executive officers are also officers of Sun Life Assurance.

Gender	Number of Executive Officers	Percentage of Executive Team Members	Number of CEO Direct Reports[1]	Percentage of CEO Direct Reports	Number of Senior Executives	Percentage of Senior Executives
Men	8	73%	6	60%	141	65%
Women	3	27%	4	40%	76	35%
Total	11	100%	10	100%	217	100%
[1]	CEO Direct Reports includes nine Executive Officers, and one Senior Executive that reports directly to the CEO.

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Board development

Our orientation program for new directors includes formal information sessions and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. Information sessions cover the company’s four business groups, each corporate function, our corporate strategy and financial objectives. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees in detail.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics. Directors can participate in these programs at our expense, as long as the Chairman of the Board approves them in advance.

New directors attend site visits to each of the company’s four business pillar locations over a two to three year period, primarily through the board’s annual strategic planning board meeting in one of our four business pillar locations. The board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

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We also hold regular education sessions in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, and to encourage more in-depth discussion in specific areas. The table below lists the education sessions we organized for our directors in 2019.

Month	Topic	Audience[1]
February	Cyber Security Update – Cloud Risk and Benefits	Risk & Conduct Review Committee (RCRC)
March	IFRS 17 Education Session	Board
May	Discussion on China	Board
May	Data Principles	Board
May	Competitive Update and External Trends	Board
May	North American Real Estate Overview	GNIC
May	Assessment of an External Credit Stress Test Performed on US Insurers	RCRC and GNIC
May	Executive Compensation Trends	MRC
May	Cyber Security Update – Anatomy of an attack	RCRC
May	Update on Solo Capital	RCRC
June	Deep Dive on SLF Philippines Business	Board
June	Hong Kong and Greater Bay Area	Board
June	Deep Dive on SLF Hong Kong Business	Board
July	Canadian Security Intelligence Service (CSIS) Discussion on Cybersecurity	Board
July	Deep Dive on Sun Life Financial Trust and Sun Life Insurance (Canada) Limited	AC
July	Update to the Risks for the Canadian Outlook	RCRC and GNIC
July	Quantum Computing and Encryption	RCRC
November	The Future of Risk Selection and Pricing	Board
November	Update on Hong Kong	Board
November	IFRS 17 Update	AC
November	Information Security Risk Assessment	RCRC
[1]	The overall attendance rate of board and committee members at these education sessions was 95%.

Serving on other public company boards and audit committees

The board has a policy limiting the number of public company directorships that directors should hold. Directors who are employed full-time should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships. Directors are also required to notify the Chairman of the Board, the Chair of the GNIC, the CEO and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board, to provide an opportunity for them to verify that the director continues to have the time and commitment to fulfil his or her obligations to the board and to be satisfied that the director is in compliance with the above policy and no real or apparent conflict of interest would result.

The board has adopted a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, an interlock). There are currently no interlocks.

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The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the AC comply with this standard.

Strategic planning

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold in-depth strategy sessions with the board every year in June at one of our four pillar locations. In June 2019, our strategic planning meeting was held in Hong Kong. In addition to considering strategic plans and priorities for each of our four business groups, the board focused on the key risks facing the business relating to the global trade environment, the dynamic regulatory environment, climate change, the company’s ability to grow in Asia and execution risk. The board also reviewed trends emerging in technology, banking, insurance and health in Asia, the macroeconomic and political environment in China, and the business, social, political and regulatory environment in Hong Kong. Consideration was also given to the alignment of the strategic plan projections with our risk appetite. The Executive Team reviewed and discussed the feedback and perspectives provided by the board and the board then approved the updated strategic plan at its meeting in July.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Risk Management Oversight

Our board is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Management Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, including through the allocation of risk oversight to its four standing committees, the board monitors that the principal risks are appropriately identified and managed. The board of directors also oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the board and the board committees in the description of our board committees beginning on page 34 and in our annual information form and MD&A for the year ended December 31, 2019 which are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Succession planning and talent management

The MRC has primary oversight of talent development and succession planning for senior management and the CEO’s assessments of the other senior officers. The board has primary oversight of talent management, succession planning and the performance assessment of the CEO. The MRC and the board conduct in-depth reviews of succession options relating to senior management positions and the CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

Annually the MRC reviews in detail updated succession plans for Executive Team roles and heads of key control functions. Each committee also reviews the talent and succession plans relevant to their specific functions and responsibilities.

Over the course of the year, the board will typically have direct exposure to over 100 senior executives as they present on their part of the company’s activities.

At least once each year, the board hosts a social event that includes members of management below the Executive Team. These events allow the board to interact and build relationships with high performance and high potential employees who are our future leaders.

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Assessing the board

Questionnaires completed by all directors and certain senior executives	▶	1:1 interviews with the Chairman	▶	Committees review and discuss results	▶	GNIC provides report to Board and feedback to the Chairman	▶	Board discusses effectiveness	=	Areas for improvement identified and action items created

The board, board committees and individual directors participate in an annual assessment process. A form of written questionnaire to be completed by each director was designed to produce feedback on the effectiveness with which the board and committees address their most significant business matters during the year and to identify areas for future improvement.

The questionnaires are also used to facilitate assessments of the effectiveness of the Chairman of the Board and the committee chairs. The chairs are assessed against the position descriptions for the board and committee chairs located on our website (www.sunlife.com) and in relationship to their leadership and facilitation of meetings and interactions with management. Certain members of the Executive Team also complete these questionnaires to provide additional perspective.

Further, the directors’ peer evaluation process consists of one-on-one interviews with the Chairman of the Board and feedback from certain senior executives collected by the Corporate Secretary. The Chair of the GNIC provides feedback to the Chairman of the Board based on comments provided by other directors. Through this process, the board and each committee follows up on actions to be taken to continuously improve their effectiveness.

Internal control and management information systems

The board has approved a comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The AC reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company’s shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of Directors

The Chairman of the Board or his or her designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Chairman of the Board as indicated below under “Contacting the Board”.

Senior Management

The CEO, the Chief Financial Officer, the Vice-President, Investor Relations, and/or other senior management meet regularly with financial analysts and institutional investors, and senior management has recently engaged with institutional investors on topics such as gender pay gap and living wages.

Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. In 2018 and 2019 these additional opportunities for

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engagement included an Investor Day hosted by SLF Inc., participation and presentations at peer led financial services conferences and summits and institutional investors’ conferences. Shareholders can contact senior management as indicated below under “Contacting Investor Relations” and can refer to our Investor Relations website at: https://www.sunlife.com/Global/Investors for more information on upcoming presentations and engagements.

Investor Relations

Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. Shareholders can contact Sun Life’s Investor Relations as indicated below under “Contacting Investor Relations”.

Shareholder Services

Our Shareholder Services team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Services team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact SLF Inc.’s Shareholder Services team or its transfer agent as indicated below under “Shareholder contacts”.

Live Broadcasts

Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company’s annual meeting of shareholders may also be viewed by webcast and shareholders may submit questions through the webcast.

Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:     boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email:     investor.relations@sunlife.com

Disclosure policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The GNIC receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

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The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code is also available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Corporate governance document	Review cycle
Board of Directors charter and committee charters	Annually
Position descriptions for directors, including the Chairman of the Board and the committee chairs	Annually
Statement of Corporate Governance Policies and Practices	Annually
Director Independence Policy	Annually
Code of Business Conduct	Annually, in-depth review at least every three years
Board Diversity Policy	Annually
Director Recruitment Guidelines	Annually

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada:	For shareholders residing in the U.S.A.:
AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec, Canada H3B 3K3	American Stock Transfer & Trust Company, LLC 6201 15th Ave Brooklyn, New York 11219 U.S.A.

Phone: Email:	Canada: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@astfinancial.com	Phone: Email:	U.S.: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@astfinancial.com

Additional contact information for other regions is available at www.sunlife.com/shareholdercontacts

For other shareholder inquiries, please contact:

Shareholder Services

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:        shareholderservices@sunlife.com

Shareholder proposals

Shareholder proposals for our 2021 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 13, 2020 to consider including them in our management information circular for the 2021 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax: Email: Mail:	416-585-9907 boarddirectors@sunlife.com 1 York Street, 31st Floor Toronto, Ontario, Canada M5J 0B6

Withdrawn proposal

Based on SLF Inc.’s proposed approach to providing additional disclosure on gender pay gap in its Sustainability Report to be published in March, 2020, Vancity Investment Management Inc., 700 West Hastings Street, Vancouver, BC, V6C 1B4, agreed to withdraw a shareholder proposal related to gender pay gap.

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Board committees

The board’s four standing committees are:

•	Audit Committee
•	Governance, Nomination & Investment Committee
•	Management Resources Committee
•	Risk & Conduct Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, including the heads of key control functions, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

Audit Committee

The primary functions of the AC are to assist the board with its oversight role with respect to:

•	the integrity of financial statements and related information provided to shareholders and others
•	the company’s compliance with financial regulatory requirements
•	the adequacy and effectiveness of the internal control environment implemented and maintained by management
•	the qualifications, independence and performance of the external auditor who is accountable to the AC, the board and the shareholders
•	the actuarial, finance and internal audit functions and their independence, and assessing the effectiveness of the heads of each function.

Independence and financial literacy

All AC members meet the additional independence standards for audit committee members in our Director Independence Policy (see page 22).

The board has determined that each of Ms. Lewis, Chair of the AC, and Ms. Stymiest has the necessary qualifications to be designated as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the NYSE.

All AC members are “financially literate” within the meaning of the rules of the Canadian Securities Administrators on audit committees and the corporate governance listing standards of the NYSE.

The AC met five times in 2019. The AC met routinely in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary and met in-camera at each meeting. The AC also meets privately with the Chief Risk Officer and Chief Compliance Officer, as appropriate.

Financial reporting

Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S., and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the U.S.

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2019 activities

Actuarial

•	reviewed reports on method and assumption changes and management actions and their impacts
•	received a report on compliance with the Actuarial Governance Policy and approved amendments to the policy
•	received an independent third party actuarial peer review of 2018 year-end policy liabilities, and an update on recommendations in the peer review
•	reviewed a report on the governance of the Value of New Business
•	reviewed a report on Provisions for Adverse Deviations (PfADS) in our actuarial liabilities
•	received a report on the National Association of Insurance Commissioners (NAIC) Opinion on asset adequacy for the U.S. Branch.

Finance

•	reviewed our principal accounting practices and policies and management’s accounting estimates and judgments with management and Deloitte
•	reviewed regular reports from management on International Financial Reporting Standards (IFRS) developments and received education sessions on IFRS 17 and updates on IFRS 17 implementation plans
•

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results (Filings)

•	reviewed with management significant events impacting the Filings
•	received updates on tax matters, including updates on the impacts of U.S. tax reform.

Internal audit

•	reviewed the scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
•	reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes
•	reviewed thematic control topics on information security risk, technology risk, third party risk, market conduct risk, change management risk and regulatory/compliance risk
•	reviewed the controls assessment of the second line oversight functions from Internal Audit in respect of the Risk Management, Compliance, Finance and Actuarial functions
•

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls

•	received in depth reports on Internal Audit’s approach to insurance risk, to credit risk, and to market and liquidity risks
•	reviewed and recommended to the board for approval amendments to the internal control framework.

Compliance

•	received reports from the Chief Compliance Officer on compliance matters within the committee mandate, including compliance with the Code and whistleblowing program.

Finance, internal audit and actuarial functions

•	reviewed and was satisfied with the independence of the Internal Audit function
•	reviewed Statements of Mandate, Responsibility and Authority, including independence and resources, of the CFO, the Chief Auditor, and the Chief Actuary functions
•	reviewed annual objectives and initiatives of the CFO, the Chief Auditor, and the Chief Actuary and assessed annual performance of the CFO, the Chief Auditor, and the Chief Actuary
•	reviewed the organizational structures and effectiveness of the Finance, Internal Audit, and Actuarial functions
•	reviewed succession plans and talent development in the Finance, Internal Audit, and Actuarial functions
•

received business group presentations regarding the Finance, Actuarial, and Internal Audit functions and control environment in Sun Life Asia, Sun Life International, MFS Investment Management, and Sun Life U.S.

•	received reports on management’s overall vision and strategy for the finance function
•	reviewed and recommended to the GNIC and to the board updates to the AC’s charter.

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External auditor

•	conducted the annual evaluation of the external auditor and recommended their re-appointment to the board for approval
•	reviewed and accepted the independence of the external auditor and reviewed and approved the Restricting Use of External Auditor Policy
•	reviewed and approved the overall scope of the annual audit plan and necessary resources
•	reviewed and approved the scope and terms of the external auditor’s engagement and reviewed and recommended their engagement letter and remuneration to the board for approval
•	reviewed and approved services and fees relating to the external auditor as required under the Restricting Use of External Auditor Policy
•	received updates related to the new auditor reporting model, including the reporting of critical audit matters and key audit matters in the external auditor opinion
•

reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks, having significant management judgment, and other notable matters.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline
•	received a report on OSFI’s supervisory review.

You can find more information about the AC in our 2019 annual information form which is filed with the Canadian securities regulators (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The members of the AC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2019.

Governance, Nomination & Investment Committee

The GNIC assists the board by:

•	developing effective corporate governance guidelines and processes
•	developing processes to assess the effectiveness of the board and its committees and the contributions of individual directors, including the Chairman of the Board and the committee chairs
•	overseeing the director recruitment guidelines
•

identifying individuals with the competencies, skills and qualifications determined by the board to be the best suited to complement the current board composition, while considering the level of diversity on the board, and recommending the director nominees for election

•	overseeing policies and procedures to sustain ethical behaviour
•	overseeing investment practices, performance, procedures and controls related to the management of the general fund portfolio
•	reviewing and monitoring the annual investment plan
•

reviewing and approving transactions, either separately or jointly with RCRC, where the acquisition of individual investments for the general account would, on their own, exceed certain limits or ranges in the company’s investment and credit risk management policy.

The GNIC is composed entirely of independent directors. The GNIC met five times in 2019. It met routinely with the Chief Investment Officer and met in-camera at each meeting.

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2019 activities

Corporate governance

•	reviewed corporate governance developments and assessed current corporate governance practices
•	reviewed subsidiary board governance activities, policies and processes
•	reviewed corporate governance disclosure in the meeting materials for the annual meeting and the annual information form
•

reviewed reports on our sustainability strategy and practices and reviewed and approved the annual sustainability report; you can find our sustainability report on our website (www.sunlife.com/sustainability)

•	received the annual report on the Code program
•	reviewed and approved policies regarding board diversity and director independence
•	reviewed the adequacy of directors’ and officers’ liability insurance coverage
•	reviewed and approved policies regarding disclosure, securities trading and assessment of responsible persons
•	approved significant charitable donations and related policies and budgets.

Board governance, renewal and assessment

•	reviewed and recommended approval of the management information circular and form of proxy and annual information form
•	reviewed the board and committee charters
•	assessed the independence of directors and reviewed and made recommendations to the board relating to board and committee composition
•	reviewed the process for evaluating the board and directors
•	reviewed the director recruitment guidelines and directors’ skills matrix and recommended amendments to the board
•	reviewed potential director candidates, including the evergreen list of candidates
•	provided oversight of, in consultation with the Chairman of the Board, the orientation program for new directors and education programs for current directors
•	received a report from an independent advisor on director compensation, reviewed the director compensation program and recommended amendments to the board.

Investments

•	reviewed investment strategy, actions and performance for the general account and the company’s asset management businesses
•	received presentations on the North American real estate, private fixed income, and mortgages functions
•	reviewed reports on and approved, together with the RCRC, significant investment transactions
•	received reports on market trends, conditions and the future outlook
•	received presentations and updates on commodities and real estate exposures, de-risking plans and the company’s credit risk profile in light of macro-economic developments
•	received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company’s asset portfolio
•	reviewed performance metrics for the company’s asset management businesses
•	discussed investment strategy and reviewed and recommended to the board approval of the annual investment plan
•	discussed the use of predictive analytics in the investment strategy
•	reviewed management’s recommended changes to limits within the investment and credit risk management policy
•	reviewed reports and received presentations on topics including U.S. leveraged loans, the assessment of an external credit stress test performed on U.S. insurers, and the Canadian economic outlook.

Investments function

•	reviewed the Statement of Mandate, Responsibility and Authority of the Chief Investment Officer, including the adequacy of his resources, and assessed the effectiveness of the Investments function
•	reviewed annual objectives and initiatives and assessed the annual performance of the Chief Investment Officer
•	reviewed the organizational structure and effectiveness of the Investments function
•	reviewed succession plans for the role of Chief Investment Officer and talent development in the Investments function
•	reviewed and recommended to the board updates to the GNIC charter.

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Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

The members of the GNIC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2019.

Management Resources Committee

The MRC is responsible for assisting the board with its oversight role by:

•

providing input to the board on succession plans for the position of CEO and reviewing succession plans for other senior management positions, with the intent of ensuring timely and effective continuity of leadership

•	reviewing the development of candidates for senior management positions, including the review of major changes in the overall organizational structure that impact senior management roles
•	establishing and overseeing processes for evaluating the performance of the CEO and reviewing the CEO’s assessment of the performance of his or her direct reports
•	reviewing and recommending to the board appropriate remuneration for the CEO, corporate Executive Vice-Presidents, Presidents of the business groups and control function leaders
•	promoting talent development across the organization
•	reviewing the employee value proposition to ensure there is sufficient focus on employee engagement and company culture
•	reviewing and recommending to the board appropriate compensation policies, incentive compensation designs and operation, and executive compensation practices
•	overseeing worldwide governance for employee pension plans and employee and advisor savings and retirement plans sponsored by subsidiary companies.

The MRC met six times in 2019. It met in camera at the beginning of each quarterly meeting and again after it reviewed reports from its independent advisors and management. The MRC also held private sessions with the Executive Vice-President, Chief Human Resources & Communications Officer at each quarterly meeting.

2019 activities

Executive compensation

•

reviewed and approved executive compensation policies and programs, including pension and benefit arrangements, determined appropriate performance measures and targets for incentive compensation plans and approved payouts

•

reviewed annual incentive plan design changes and recommended to the board for approval the annual incentive plan targets for 2020 which ensure continued alignment to our business strategy and focus on our Clients as the centre of our strategic objectives

•	reviewed and recommended to the board for approval 2020 salary and long-term incentive budgets
•

reviewed and considered market trends and regulatory developments in executive compensation, including environmental, social and governance considerations, as well as the economic value added analysis from Institutional Shareholder Services

•	reviewed and approved executive compensation disclosure
•	commissioned and considered the implications of reports from the independent executive compensation advisor
•	reviewed long-term incentive plan and annual incentive plan assessment updates and information on accruals, including the design and operation of both material and non-material incentive plans
•	reviewed and recommended amendments to the executive stock option plan and the Sun Share plan.

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Review of senior management

•	recommended appropriate CEO compensation to the board based on our corporate performance and his leadership in 2019
•	reviewed compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and other Material Risk Takers and made recommendations to the board
•	reviewed and recommended the appointments of the Chief Auditor, Chief Compliance Officer, Chief Credit Risk Officer and President, Sun Life Asia.

Talent development and employee engagement

•	conducted an in-depth review of succession options for the CEO and other senior management positions, including at MFS Investment Management, and reviewed development plans for succession candidates
•	completed the periodic review of the process for appointing an interim CEO
•	reviewed the talent pipeline strength, methodology, metrics and results
•	discussed employee relations and engagement matters
•	reviewed the results of the global employee engagement survey and the major themes that require action
•

reviewed progress against our diversity and inclusion strategy focused on enhancing our inclusive culture and ensuring our workforce reflects the Clients we serve and the communities where we operate, including an update on gender pay equity.

Governance, risk and compliance

•	considered the implications of key risks (including human resources risks) across the enterprise on compensation programs and human resources practices
•	met with the Chief Risk Officer to review risk performance and management for consideration in compensation assessments
•	reviewed the design, approval and governance of material incentive programs to ensure they do not encourage excessive risk taking
•	reviewed the compensation of executives who have a material impact on the risk exposure of the company
•	reviewed with the Chief Internal Auditor the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
•	approved amendments to the Canadian staff pension plan
•	reviewed an annual assessment of worldwide pension and savings plans and related governance policies
•	reviewed the progress on implementing a total compensation approach and framework for executive pay
•	evaluated the independence, appointment and terms of engagement for the independent compensation advisor
•	reviewed internal reporting on and approved amendments to the compensation and appointment policy
•	monitored the human resources risk dashboard
•	monitored key human resources developments and executive compensation trends, including CEO pay ratio and quantum of CEO pay, pay-for-performance analysis, gender pay equity, and peer group analysis
•	reviewed key aspects of the compensation frameworks for an M&A transaction
•	reviewed and recommended updates to the MRC’s charter.

Human resources function

•	reviewed the Statement of Mandate, Responsibility and Authority of the Executive Vice-President, Chief Human Resources & Communications Officer, including the adequacy of her resources
•	reviewed annual objectives and initiatives and assessed the performance of the Executive Vice-President, Chief Human Resources & Communications Officer
•	reviewed the organizational structure and effectiveness of the human resources function
•	reviewed succession plans and talent development in the human resources function.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

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The members of the MRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2019.

Risk & Conduct Review Committee

The RCRC is a standing committee of the board whose primary functions are to assist the board with its oversight role by:

•

providing oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the company is exposed and has sufficient capital to underpin those risks

•

regularly monitoring that the risk profile is within the agreed risk appetite of the company and that the company’s capital exceeds regulatory capital requirements; and monitoring and recommending to the board for approval, the annual capital plan

•	regularly monitoring the liquidity position of the company and that it is within the agreed upon risk appetite
•	overseeing the effectiveness of the risk management function and obtain reports from internal audit on the effectiveness of risk controls within the business and risk function
•	providing oversight of the inherent and residual risks of potential changes to the company’s strategy and material transactions that are being proposed by the company
•	overseeing risk management activities of our subsidiaries and joint ventures under Sun Life management control and risk posed to the company through its joint ventures
•	reviewing and approving all risk management policies and reviewing compliance with those policies
•

providing the board with an integrated view of oversight of all risk management programs across all board committees, where the board has allocated oversight of specific risk management programs to other board committees

•	overseeing compliance with legal and regulatory requirements and the identification and management of compliance risk
•	meeting with the senior business and functional leaders who have first hand knowledge of risks and the risk and compliance management programs.

The RCRC met six times in 2019. It routinely held separate private meetings with the Chief Risk Officer and with the Chief Compliance Officer and met in-camera at the beginning and conclusion of each meeting. The RCRC also met in camera with the Chief Credit Risk Officer periodically.

2019 activities

Oversight of risk management

•	reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks
•	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends
•	reviewed the risk profile quarterly and its alignment with the Risk Appetite Policy including the risk appetite dashboard
•	reviewed in-depth reports on identified key and emerging risks and discussed mitigation strategies with management
•

reviewed regular reports on cyber security, including in-depth topics of cloud risks and benefits, the anatomy of an attack, quantum computing and encryption and the information security risk assessment process

•

reviewed reports and received presentations on topics, including an outlook for the U.S. leveraged loan market, the assessment of an external credit stress test performed on U.S. insurers and an update to the risks for the Canadian economic outlook

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•	reviewed with management the continued enhancement of the company’s operational risk management programs and received a demonstration on the application of the risk and control self-assessment tool
•	reviewed the risk appetite statements for operational risks
•	received business group presentations regarding risk management within our U.S. and Asia businesses
•	reviewed risk considerations under the company’s strategic plan and business plan
•

reviewed and recommended board approval of amendments to the Compliance Risk Management Framework, Risk Management Framework and Risk Appetite Policy periodically reviewed and approved amendments to policies for the management and control of risk and received reports on compliance with risk management policies

•

considered how risk awareness and risk interconnectedness are embedded within the organization through ongoing discussion with management and regular oversight of risk reports, policies, and other risk management programs

•

reviewed risk monitoring programs and reports on risk monitoring activities, including those related to risk appetite, asset liability management risk, product risk, investment and market risks, operational risks and insurance risks

•	reviewed reports on compliance with risk policy limits, and monitored related management actions
•	discussed with management optimizing the amount of risk taken within approved risk limits
•	reviewed report on new products, new business lifetime return on equity, and value of new business
•	reviewed stress testing reports
•	received annual reports on material outsourcing agreements and reinsurance counterparties
•	received an update on first line asset liability management.

Oversight of compliance

•

received regular reports from the Chief Compliance Officer on residual Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, ethical conduct, whistleblowing, anti-money laundering, market conduct, privacy and bribery and corruption

•	received business group presentations regarding compliance within our U.S. and Asia businesses
•	received reports on the Code Program
•	reviewed and approved the annual Compliance plan
•	received updates on key regulatory developments and key regulator interactions
•	reviewed policies and programs to monitor compliance with legal and regulatory requirements
•	reviewed the annual anti-money laundering risk assessment
•	reviewed the Annual Report of the Ombudsman on the effectiveness of and compliance with disclosure procedures for Canada
•	received reports on the company’s processes to ensure compliance with regulations relating to related party transactions.

Internal audit view of risk and compliance

•	received quarterly reports from Internal Audit in relation to risk and compliance oversight as to the effectiveness of risk and compliance controls within the business and risk function
•	received annual reports as to the effectiveness of the company’s anti-money laundering and anti-terrorist financing controls, in accordance with OSFI requirements.

Oversight of capital, liquidity and treasury management

•

reviewed the results of Dynamic Capital Adequacy Testing (DCAT) and other scenario analyses, including an external actuarial peer review opinion report on DCAT scenarios, and provided input on the scenarios for 2020

•	reviewed and recommended to the board approval of internal and operating capital targets in accordance with OSFI guidelines
•	reviewed and recommended to the board approval of the annual capital plan
•

reviewed our capital position and financial strength quarterly with management, and made recommendations to the board about allocation of capital, dividends, share repurchases, debt and security redemptions

•	reviewed quarterly reports on the liquidity position of the company and that it is within the agreed upon risk appetite
•	reviewed and recommended to the board approval the renewal of the base shelf prospectus and MTN prospectus supplement

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•	reviewed a sustainability bond framework
•	reviewed and recommended to the board approval for the renewal of authorisation to enter into credit facilities and renewal of authorisation to issue class A shares and debentures
•	reviewed the model inventory and modifications log for OSFI approved segregated fund capital models
•	reviewed and recommended board approval of amendments to the Capital Risk Policy and Capital Management and Liquidity Framework
•	reviewed with management the report on the company’s own risk and solvency assessment (ORSA)
•	reviewed OSFI’s parental Stand-Alone Capital Framework (Solo Capital) and solo ratios.

Risk monitoring and governance

•

reviewed the Statements of Mandate, Responsibility and Authority, including independence and resources, of the Chief Risk Officer, Chief Credit Risk Officer and Chief Compliance Officer and assessed the effectiveness of their functions

•

reviewed annual objectives and initiatives of the Chief Risk Officer and Chief Credit Risk Officer and assessed the annual performance of the Chief Risk Officer, Chief Credit Risk Officer and Chief Compliance Officer

•	reviewed the organizational structure and effectiveness of the risk management and compliance function
•	reviewed succession plans and talent development in the compliance and risk management functions
•	reviewed and approved amendments to the Mergers & Acquisitions Policy
•	reviewed specific risk reports to provide an integrated view of oversight of risk management programs to the board, including
¡	the implications of key risks across the enterprise on compensation programs at the MRC
¡	risk monitoring activities related to investment and market risks at the GNIC
¡	risk considerations in the strategic plan at its annual strategy session
•	reviewed and recommended to the GNIC and to the board updates to the RCRC charter.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline
•	received reports on OSFI’s supervisory reviews.

The members of the RCRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2019.

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

•	to align directors’ interests with the interests of our shareholders
•	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Chairman of the Board and the CEO) against the total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. We determine the median pay for the “typical director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that a typical director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60. We use these comparisons to assess the competitiveness of our directors’ compensation program every two years.

We benchmark pay for the Chairman of the Board against the compensation paid to the chairs of companies in our peer group. The median total compensation among peer board chairs is used as a baseline to assess the competitiveness of the Chairman’s compensation. The GNIC also considers other qualitative factors when making recommendations to the board on the Chairman’s compensation.

Our peer group is made up of six major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

• Bank of Montreal • CIBC • Great West Life • Manulife Financial	• National Bank of Canada • RBC • The Bank of Nova Scotia • The Toronto-Dominion Bank

The GNIC considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive a portion of their annual board retainer in DSUs (see below). The Chairman of the Board receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive travel fees.

Mr. Connor does not receive any director compensation because he is our CEO. Details regarding Mr. Connor’s compensation can be found in the Executive Compensation section of this Circular beginning on page 47.

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Directors’ Compensation

The GNIC reviews director compensation every two years. In 2019, the GNIC retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from a 2018 Meridian survey of the TSX60. Based on Meridian’s analysis the GNIC recommended, and the board approved, the compensation structure set out below effective January 1, 2019:

Chairman of the Board’s retainer	$440,000[1]
Directors’ retainers	$225,000[2]
Committee chairs’ retainers	$45,000
Committee members’ retainers	$10,000
Travel Fees	$1,500 – 3,000 per meeting[3]
[1]	$140,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[2]	$120,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[3]	Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.

The directors are required to receive at least $120,000 of their retainers in DSUs (approximately 53% of their annual director retainer) and the Chairman of the Board is required to receive at least $140,000 of his retainer in DSUs. Directors can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of SLF Inc. acquired on the open market. Directors cannot exercise their DSUs until they leave the board. All DSU awards are paid out in cash.

Independent directors do not participate in the company’s stock option plan.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Directors (other than Mr. Connor) must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board. Directors may not engage in equity monetization transactions, including pledges or hedges involving securities of SLF Inc. (see page 59).

As CEO, Mr. Connor has separate share ownership requirements which are described on page 59.

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Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of February 28, 2020 and March 1, 2019, the portion of their base retainer they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs) and the percentage of total annual board retainer received in common shares or DSUs.

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as common shares or DSUs (%)[1]		Total received in common shares or DSUs (%)
William D. Anderson	2020	15,600	27,836	43,436	2,518,854	✓	–		32
	2019	15,600	22,605	38,205	1,924,386	✓	33		54
	Change	0	5,231	5,231	594,468
Stephanie L. Coyles	2020	5,100	7,058	12,158	705,042	29,958	–	[2]	53	[2]
	2019	3,600	4,687	8,287	417,416	317,584	100		100
	Change	1,500	2,371	3,871	287,626
Martin J. G. Glynn	2020	10,316	22,077	32,393	1,878,470	✓	–		53
	2019	10,316	19,152	29,468	1,484,303	✓	–		53
	Change	0	2,925	2,925	394,167
Ashok K. Gupta	2020	462	4,391	4,853	281,425	453,575	100		100
	2019	0	1,852	1,852	93,285	641,715	30		67
	Change	462	2,539	3,001	188,140
M. Marianne Harris	2020	5,961	34,229	40,190	2,330,618	✓	100		100
	2019	5,743	27,986	33,729	1,698,930	✓	100		100
	Change	218	6,243	6,461	631,688
Sara Grootwassink Lewis	2020	5,680	24,880	30,560	1,772,174	✓	–		53
	2019	5,500	21,060	26,560	1,337,827	✓	–		53
	Change	180	3,820	4,000	434,347
James M. Peck	2020	0	4,695	4,695	272,263	462,737	100		100
	2019	0	0	0	0	735,000	100		100
	Change	0	4,695	4,695	272,263
Scott F. Powers	2020	975	17,061	18,036	1,045,908	✓	75		88
	2019	975	12,209	13,184	664,078	70,922	75		88
	Change	0	4,852	4,852	381,830
Hugh D. Segal	2020	8,657	26,014	34,671	2,010,571	✓	–		53
	2019	8,657	22,944	31,601	1,591,742	✓	–		53
	Change	0	3,070	3,070	418,829
Barbara G. Stymiest	2020	5,000	40,295	45,295	2,626,657	✓	90		95
	2019	5,000	34,532	39,532	1,991,227	✓	75		88
	Change	0	5,763	5,763	635,430
[1]	The % reflects the amount of compensation received in common shares or DSUs that directors can otherwise elect to receive in cash.
[2]	Ms. Coyles uses all of her after tax director income to purchase common shares of the company.

The closing value of our common shares on the TSX was $57.99 on February 28, 2020 and $50.37 on March 1, 2019.

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Compensation details

Director compensation table

We paid a total of $2,966,905 to the directors of SLF Inc. and Sun Life Assurance in 2019, compared to $2,686,131 in 2018.

Name	Fees earned ($)	Share- based awards ($)	Travel fees ($)	Option- based awards[1] ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation[2] ($)	Total ($)
William D. Anderson	201,000	239,000	–	–	–	–	–	440,000
Stephanie L. Coyles	–	245,000	3,000	–	–	–	–	248,000
Martin J. G. Glynn	125,000	120,000	15,000	–	–	–	–	260,000
Ashok K. Gupta	88,037	157,500	15,000	–	–	–	–	260,537
M. Marianne Harris	–	280,000	3,000	–	–	–	–	283,000
Sara Grootwassink Lewis	115,000	165,000	18,000	–	–	–	–	298,000
Christopher J. McCormick	–	87,500	3,000	–	–	–	6,868	97,368
James M. Peck	–	245,000	12,000	–	–	–	–	257,000
Scott F. Powers	40,000	240,000	15,000	–	–	–	–	295,000
Hugh D. Segal	125,000	120,000	–	–	–	–	–	245,000
Barbara G. Stymiest	40,000	240,000	3,000	–	–	–	–	283,000
TOTAL								2,966,905
[1]	Independent directors do not participate in the company’s stock option plan.
[2]	The amount for Mr. McCormick was a charitable donation made on his behalf when he retired from the board.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our named executive officers in 2019 and the rationale for our decisions. Management prepared the compensation discussion and analysis and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our board. All figures are in Canadian dollars unless stated otherwise.

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Letter to shareholders

To our fellow shareholders:

2019 was a strong year for your company with good share price growth and continued momentum in our Client for Life strategy. Across our businesses, we put Clients at the centre of everything that we do. We strengthened our relationships with Canadians through Lumino Health, our innovative digital health platform. We enabled American families to make better choices for insurance protection through our Sun Life + Maxwell Health platform. In Asia, we rolled out mobile apps for Clients in all seven of our local markets. In Asset Management, through internal actions and acquisitions, we continued to expand our capability to provide a full-spectrum of solutions built on alternative asset classes for our Clients. These actions and others advanced your company towards our ambitious goal of becoming one of the best insurance and asset management companies in the world and delivering on our purpose: to help our Clients achieve lifetime financial security and live healthier lives.

Ensuring pay aligns to performance is a fundamental part of our compensation philosophy. In the following pages, we share our approach to compensation that reflects your company’s performance in 2019 as well as key governance activities over the past year.

Company performance highlights

We delivered solid financial performance with underlying net income exceeding $3 billion, underlying ROE of 14.3%, growth in sales and value of new business, and global assets under management reaching $1.1 trillion.

Basis	Measure	2019	2018	Year-over-year Change
Reported	Net Income	$2,618 million	$2,522 million	4%
	ROE	12.3%	12.1%	Up 0.2 percentage points
	Earnings per Share	$4.40	$4.14	6%
Underlying	Net Income	$3,057 million	$2,947 million	4%[1]
	ROE	14.3%	14.2%	Up 0.1 percentage points
	Earnings per Share	$5.16	$4.86	6%
[1]	Excluding the one-time earnings of $110M from Par Seed Capital in 2018, Underlying Net Income grew by 8% vs. prior year

	Value	Year-over-year Change
Insurance Sales	$3,524 million	11%
Wealth Sales	$159 billion	16%
Value of New Business (VNB)	$1,206 million	5%
Global assets under management (AUM)	$1,099 billion	16%

•

All of our business groups performed well, with good growth in Underlying Net Income and sales. Assets Under Management grew 16% to reach $1.1 trillion, reflecting underlying business growth and strong equity market returns

•	The Value of New Business grew 5%, reflecting increased sales volume tempered by the impact of product mix and low interest rates
•

Annualized total shareholder return (TSR), was 36%, 9%, and 11% for the 1-, 3-, and 5-year periods ending December 31, 2019. Our 5-year TSR ranks in the top quartile among North American and global insurance competitors

•	Executing on our Client-centric strategy, we improved Client experience as assessed by Client Index—our Client survey that measures proactive contact, ease of doing business, and problem resolution
•

We completed our acquisition of a majority stake in BentallGreenOak, announced our intention to acquire a majority stake in InfraRed Capital Partners, a global infrastructure investment manager, and signed a bancassurance distribution agreement with TPBank in Vietnam

•	We also re-purchased and cancelled 11.5 million Sun Life common shares in 2019, and increased the common shareholder dividend by 10%.

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Compensation highlights in 2019

Our approach to compensation is based on guiding principles (page 54) that align pay decisions with shareholder interests, while providing incentives and linking rewards to the longer-term success of your company. Over the course of 2019, the MRC executed against its full mandate as outlined on page 38. We carefully assessed talent and compensation programs, practices, and outcomes and at times exercised discretion when deemed appropriate. We brought an independent expert to assist us in reviewing matters related to compensation to ensure the appropriate challenge was in place.

With consideration to our 2019 performance and the recommendations of the MRC, the board approved the following decisions aligning pay to performance, the details of which are shown in the following pages:

•

Total company performance factor of 90% for the annual incentive plan (AIP). This is down from our 2018 factor of 108%. While Underlying EPS and sales grew well year-over-year and exceeded our goals, the 2019 AIP result is below target as Reported EPS and VNB were below plan due in part to a decline in interest rates during the year

•

AIP payouts across the company were determined taking into account the unique circumstances in each business group. A modest degree of discretion was applied, both positive and negative, which, in aggregate, increased the payout from the calculated value. Discretion was exercised to ensure final AIP outcomes aligned with overall performance of each business, including underlying results, and with consideration to changes being implemented in the AIP in 2020 described below. This use of discretion does not affect the CEO’s or CFO’s payouts, which are based on the 90% total company performance factor.

•

Executive Sun Share Unit Plan (Sun Shares) payouts. Final payout value reflects very strong relative TSR over the last three years (2017 to 2019) and resulted in a performance factor of 133%. This is up from 118% for the 2016-to-2018 period

•	2020 pay and performance targets, based on our 2020 plan and strategic priorities
•	2020 mid and long-term incentive awards, the ultimate value of which will reflect our performance over the next three to ten years.

Overall, our incentive plans delivered a below-target AIP result in a year in which we did not meet all of our ambitious annual business objectives, and an above-target Sun Share result reflecting strong share price growth, dividends and TSR performance relative to peers over the long term. The MRC sought input from the Chief Risk Officer and is confident that these results were delivered without excessive risk taking.

CEO performance and compensation

When determining compensation for the CEO, we consider target compensation set with the context of market data, business and individual performance versus annual strategic and financial goals, funding under the compensation plans, and results in the broader context of Client, employee, and shareholder experience. The board’s assessment of the CEO’s performance includes consideration of results versus short, medium, and long-term goals, broader strategic and financial performance, input from the CEO and others as needed, and feedback from all board members. The MRC considers the board’s performance assessment, reviews compensation history and market information, and seeks input from our independent advisor, in making a compensation recommendation to the board.

Following the review, the MRC recommended, and the board approved total direct compensation (TDC) for Mr. Connor of $9,160,000, $160,000 above his target of $9,000,000 and $140,000 below 2018 actual TDC. 2019 annual incentive compensation was awarded at $1,810,000, reflecting the 90% total company performance factor and a 122% individual performance multiplier, which was 10% above target and 18% below 2018. The table on page 73 shows the strong performance alignment between the compensation outcomes for the CEO and the value created for shareholders over time.

In addition, the MRC recommended and the board approved target TDC of $9,250,000 for Mr. Connor in 2020, $250,000 above 2019, with the increase delivered in long-term incentives, which we believe is appropriate considering competitive pay levels, the scope and complexity of the role, and Mr. Connor’s leadership in driving the performance of the company, delivering sustainable value to stakeholders, and building for the future.

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Advancing our strategic and talent objectives

In 2019, the MRC reviewed the results of our actions for Clients and the rewards generated as part of the Client measures in the AIP. The MRC continued to review and approve compensation plans that support the growth and evolution of Sun Life Capital Management. In support of our Purpose, the MRC approved the introduction of auto-enrollment for maximum participation in our Canadian retirement savings plan, a step to help our employees achieve lifetime financial security.

Talent acquisition, development, engagement, and succession planning are critical areas of focus for the MRC. We believe we have great talent at your company and continue to invest for the future. In 2019, the MRC discussed HR Risk management using a new framework designed to provide a future-looking assessment of our workforce’s sufficiency. Recognizing diversity and inclusion as key drivers of innovation and meeting Client needs, the MRC reviewed analyses on gender pay to ensure there is no systemic bias in pay decisions. We are proud that your company was once again named to the Bloomberg Gender Equality Index.

Looking forward

We continually challenge how our compensation programs align to business strategy and positive outcomes for shareholders and Clients. In 2020, supporting our focus on strategic alignment, the earnings measure in the AIP will evolve to an equally weighted assessment of reported and underlying EPS. This approach continues to recognize reported net income as a key funding measure and ensures alignment to factors impacting shareholders such as interest rates and equity markets, balanced by recognizing underlying net income as a key business performance metric for both shareholders and management. The change also increases ease of understanding for shareholders and employees by directly aligning to published financial results, and ensures our incentive design continues to be competitive with market pay practices.

Have your say

In 2019, we received positive feedback (94.9% in favour) on our compensation program from our shareholders, through our advisory vote on executive compensation (‘say on pay’) and that helps us to ensure our decisions and actions align with shareholder expectations.

We aim to provide you with the information that instills confidence in the decisions taken and seek feedback on what more you want to know. We believe that an open dialogue is important and invite you to contact us at boarddirectors@sunlife.com on matters pertaining to executive compensation, and encourage you to continue to take advantage of your ‘say on pay’ again in 2020.

Sincerely,

M. Marianne Harris	Bill Anderson, FCPA, FCA
Chair, Management Resources Committee	Chairman of the Board

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Compensation discussion and analysis (CD&A)

2019 compensation decisions and approvals

We evaluate our business performance to assess whether our targets set at the beginning of the year remain appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results represent long-term sustainable performance or one-off events.

The table below summarizes the 2019 compensation decisions for the individuals who are our named executive officers for 2019. Because one executive officer in the “top-five highest paid” retired before the end of the year, we have a sixth executive officer for 2019. We describe the plans, payouts and new grants in more detail starting on page 60. The increase in option exercises over the previous year was facilitated by the addition of an automatic securities disposition plan (ASDP—see Changes for 2020 on page 52), partly to help exercise a promotion-related option grant that was nearing the end of its 10-year life in a pre-planned manner.

						Long Term Incentives (000s)
			Annual Incentives			Sun Shares		Options		SLC Phantom
	Annualized salary (000s)		Actual (000s)	Target ($)		Value Vested / Paid (2017 grant)	Value Granted	Value Exercised	Value Granted	Value Granted
Named Executive Officer	2019	2020	2019	2019	2020	2020	2020	2019	2020	2020
Dean A. Connor President & Chief Executive Officer	1,100	1,100	1,810	1,650	1,650	7,892	4,875	8,597	1,625	–
Kevin D. Strain Executive Vice-President & Chief Financial Officer	600	650	825	750	815	2,368	1,650	950	550	–
Stephen C. Peacher President, Sun Life Capital Management	US 580	US 580	US 1,595	US 1,450	US 1,450	US 3,117	US 625	US 296	US 625	US 1,250
Daniel R. Fishbein President, Sun Life U.S.	US 575	US 600	US 890	US 725	US 760	US 1,700	US 1,125	–	US 375	–
Claude A. Accum President, Sun Life Asia	550	–	700	690	–	1,579	–	–	–	–
Jacques Goulet President, Sun Life Canada	550	600	675	690	755	–	1,650	–	550	–

Summaries of performance for each named executive officer (“NEO”) that formed the basis for compensation decisions start on page 72.

The value of the 2017 Sun Share awards paid in 2020 reflects the change in share price, accumulated dividends and application of the 133% performance factor. See page 64 for details about the performance factor for Sun Share awards.

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Changes for 2020

Management Resources Committee

The MRC conducted its annual review of our compensation programs and approved the following changes for 2020.

Annual Incentive Plan

Earnings per share (EPS) (AIP basis) account for 50% of the AIP business results. EPS (AIP basis) is defined as Reported Net Income less Other Adjustments, divided by the weighted average number of common shares outstanding and is measured on a constant-currency basis.

For 2020, EPS will no longer be calculated on a unique AIP basis. The business results used for AIP will change to 25% Reported EPS and 25% Underlying EPS. We made this change to reflect the importance of Underlying Net Income, along with Reported Net Income, as key business metrics that drive shareholder value. This ensures we pay our employees in the same way we talk about our results, both internally and externally, which adds transparency and aligns more closely to our peers. There is no change to Value of New Business (“VNB”) (AIP Basis). Within Client measures, Client Business Outcomes are a custom and dynamic set of key performance measures designed to promote our strategy to place our Clients at the centre of everything we do.

The mix of business results for NEOs will be:

•	CEO and CFO: 25% total company Reported EPS, 25% total company Underlying EPS, 25% VNB, and 25% Client measures
•	NEOs excluding the President, Sun Life Capital Management: 25% total company Reported EPS, and relevant business group results for Underlying Earnings (25%), VNB (25%) and Client measures (25%)
•	In 2020, compensation for the President, Sun Life Capital Management will be tied to the performance of that business group, including Client outcomes, investment performance and financial measures.

President, Sun Life Capital Management’s long-term incentive plan

The mix of LTI vehicles for the President, Sun Life Capital Management’s 2020 grant consists of 25% stock options, 25% Senior Executive Sun Shares, and 50% SLC Management phantom shares (with a 50%-50% split on SLC Management Fixed Income and BentallGreenOak (BGO) performance metrics), to reflect the strategic emphasis for his role.

Retirement treatment of mid and long-term incentives

We modified the specific conditions an employee needs to meet to qualify for retirement under each of our mid and long-term incentive plans. For awards granted on or after July 31, 2019:

•	Be at least 55 years old
•	Have 5 or more years of continuous service
•	Sum of age and years of service being at least 65
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or Clients for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

Executive stock option plan: automatic securities disposition plan

In 2019, we implemented an ASDP program, which allows for the exercise of stock options in a pre-planned manner and ensures intent to transact is registered while not in possession of material non-public information.

Auto-enrollment in the Canadian defined contribution (DC) pension plan

Approved to begin in 2020, all new Canadian employees will be auto-enrolled at the DC employee contribution level which maximizes the employer match under the DC Plan, with an option for employees to adjust their contribution to suit their needs. This action follows successful implementation of auto-enrolment in 2019 for U.S. new employees, and is aligned to a key element of our Purpose: helping Clients achieve lifetime financial security. Introducing auto-enrolment in Canada is another reflection of leadership in the Canadian DC market.

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Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life shares for the five years starting on December 31, 2014 with the value of $100 invested in each of two indices, S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 79, for the named executive officers (NEO) (limited to the CEO, CFO and the next three highest paid named executive officers for each year) as a dollar value and indexed to 100 over the same period.

The graph shows that Sun Life’s returns have generally outpaced other indices and the growth in NEO total compensation over the period. For more information on the alignment between CEO pay and shareholder value, see page 73.

Year ended December 31	2014	2015	2016	2017	2018	2019
SLF Inc.	100	107	132	138	125	170
S&P/TSX Composite Index	100	92	111	121	110	136
S&P/TSX Composite Financials Index	100	98	122	138	125	152
NEO Total Compensation Index	100	104	130	140	158	141
Total compensation of top-5 paid NEOs (millions)	$19.7	$20.5	$25.6	$27.6	$31.0	$27.8

Cost of management ratio

The cost of management ratio below expresses total compensation, as outlined in the summary compensation table, of the five most highly paid executive officers as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio is the same as it was in 2015.

Cost of management ratio	2015	2016	2017	2018	2019
Total compensation of top-5 paid NEOs (millions)	$20.5	$25.6	$27.6	$31.0	$27.8
Underlying net income attributed to shareholders (millions)	$2,305	$2,335	$2,546	$2,947	$3,057
Cost of management ratio	0.9%	1.1%	1.1%	1.1%	0.9%

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Compensation philosophy and approach

Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

1.	align to our business strategy, such as our focus on Clients
2.	provide incentive to meet strategic business priorities
3.	support fairness for all employees, and reward top performance
4.	are simple and clearly communicated
5.	ensure alignment with the investor experience of short, mid and long-term performance and create a longer-term ownership mindset for senior leaders, including leading share ownership requirements.

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1.	at-risk pay (including variable and deferred compensation) accounts for 88% of total compensation paid to our CEO and 77% for the other Executive Team members
2.	performance measures in the AIP that reflect value added for shareholders through earnings, profitable sales and progress against strategic priorities across the enterprise
3.	performance targets in the AIP that are based on the annual business plan approved by the board and aligned with the company’s risk framework
4.	absolute and relative shareholder returns that are reflected in our Sun Share and LTI programs.

Our approach to setting compensation

•	On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate
•

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance

•

At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position. Performance below expectations will result in pay below target market position

•

We use a formal decision-making process that incorporates assessment of performance and value added for shareholders, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and board exercise control over the compensation programs at MFS Investment Management through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed entirely of independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

The profiles of all directors are contained in the section on director nominees starting on page 11. Additional committee-specific information relevant to MRC members is provided below.

•

M. Marianne Harris, Chair of the MRC, was the Managing Director and President, Corporate and Investment Banking of Merrill Lynch Canada from 2006 to 2013 and Head of Financial Institutions Group Americas from 2003 to 2006 in New York. Ms. Harris has expertise in governance, stakeholder relations, risk and regulation and considerable experience in the design and administration of compensation programs as well as the governance and operation of executive compensation. She is currently on the pension committee of one other publicly traded company. Ms. Harris served on the human resources committees of two other public companies between 2014 and August 2018 and was Chair of the Board of the Investment Industry Regulatory Organization of Canada from 2012 to September 2018.

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•

Martin J.G. Glynn is Chair of the Public Sector Pension (PSP) Investment Board. He was President and Chief Executive Officer of HSBC Bank USA from 2003 to 2006 and President and Chief Executive Officer of HSBC Bank Canada from 1999 to 2003. In those roles he had responsibility for human resources and compensation matters in Canada and the U.S. Mr. Glynn currently serves on the compensation committee of one other publicly traded company and was a member of the Human Resources and Compensation Committee of the PSP from 2014 to early 2018 when he became the Chair of PSP and chaired the same committee from May 2017 to early 2018.

•

Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the UK, holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual Group plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings) from 2004 to 2009, and Chief Executive Officer of Kinnect of Lloyd’s of London from 2001 to 2004. Mr. Gupta is currently Chairman of EValue Ltd. and a director of JPMorgan European Smaller Companies Trust PLC. He also served on the Remuneration Committee of Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

•

James M. Peck was President & Chief Executive Officer of TransUnion, a global risk and information solutions provider from 2012 until May 2019 and led the company through its IPO in 2015. Prior to joining TransUnion in 2012, he was Chief Executive Officer, LexisNexis Risk Solutions with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, from 2004 to 2012. In those roles, Mr. Peck had responsibility for human resources matters and compensation programs.

•

Scott F. Powers was the President and Chief Executive Officer of State Street Global Advisors from 2008 to 2015 where he gained experience in governance, risk management and oversight for compensation programs. He has experience in the design and administration of compensation in the asset management industry. Mr. Powers currently chairs the compensation and management development committee of one other publicly traded company.

The MRC’s membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC’s mandate. More information on the operation and activities of the MRC can be found on page 38.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, MRC and the board to consider as part of their final recommendations and approvals. For more information on our decision-making cycle is available on page 58.

Independent advice

In 2016, the MRC retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS Investment Management.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

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The table below shows the fees paid to Pay Governance over the last two years.

Executive compensation-related fees	2019		2018
Pay Governance	US$	176,643	US$	128,884

Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization’s risk management practices through our:

•  Governance structure for the design and approval of incentive compensation plans

•  Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the “three-lines-of-defence” model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision-making, risk management and control in support of effective governance.

Under the model:

•  The first line refers to business roles who own, identify, and manage business risks

•  The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance

•  The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which represent 91% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model. Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

•

Identification of Material Risk Takers (MRTs). MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% of their variable pay that is deferred when the earnings threshold is exceeded. See page 94 for the aggregate compensation of our MRTs

•	Application of compensation clawbacks. See page 59 for a description of our clawback policy
•

Ability to lower share unit payments. The MRC and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency

•

Application of overall discretion. The MRC and board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board-approved risk appetite levels

•	Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings on an annual basis.

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Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

•	They are managed through the three-lines-of-defence model and principles
•	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP
•

The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required

•

The MRC receives updates on the incentive plan assessments, including human resources talent risk and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk-appetite limits

•

The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score based on the risk, compliance and control environment

•

The MRC reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The MRC also reviews stress-testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

•

The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

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Decision-making cycle

Our annual-incentive decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

•	Designs are stress-tested to ensure an understanding of possible outcomes
•	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance
•	Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs
•	The AIP and Sun Life Capital Incentive Plan (SLC IP) (see pages 61 - 63) both include a measure whereby funding can be reduced based on the risk, compliance and control environment
•	Performance measures generally include a mix of financial and non-financial absolute and relative measures
•	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group
•	SLC IP funding is at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

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Executive share ownership and share retention requirements

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company.

Type of executive	Years to achieve minimum requirement
New to the company	5
Newly promoted	3 years from promotion date

In 2016, we increased the minimum levels of share ownership for named executive officers and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards. They have five years to achieve the new requirement.

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years. This hold requirement does not apply if they have achieved at least 25% of their minimum level of share ownership through personal actions or if they retire.

	Multiple of annual salary	Post-retirement guidelines
Chief Executive Officer (CEO)	10x	Hold at least 100% of guideline for 1 year Hold at least 50% of guideline for 2 years
Named Executive Officers (NEO)	5x	Hold at least 100% of guideline for 1 year

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chair of the GNIC.

No hedging or pledging

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions including pledging or hedges involving the company’s securities.

Clawbacks

Our clawback policy allows the company to recoup compensation in situations of material restatement and/or misconduct. The policy gives the board discretion to recover any or all of the incentive compensation received or realized in the previous 24 months if the employee (or former employee) was involved in misconduct, including fraud, dishonesty, negligence, and/or non-compliance with legal requirements or our internal policies, including the Code. In the case of material restatement, compensation can be recovered if the incentive compensation received would have been less had the restated financial results been known.

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Our compensation program

Seven components made up our 2019 compensation program:

Component	Pay type	Performance period	Who’s eligible
Salary	Fixed	• reviewed annually	• all employees
Annual incentives	Variable	• up to 1 year	• all employees
Sun Share Unit Plan	Variable	• 3 years’ forward-looking performance	• key contributors; Vice-Presidents and above
Executive stock option plan	Variable	• 10 years • vest over 4 years • for the 2017 grants onwards, must hold shares equal to 50% of the after-tax gain from an exercise for three years if personal share ownership requirement is not met	• Executive Team
Deferred share unit plan (DSU plan)	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above
Pension and other benefits	Fixed	• accrue during employment	• all employees
Perquisites	Fixed	• available during employment	• Vice-Presidents and above

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits and perquisites are supplemental, and outlined on pages 79 and 80.

Benchmarking

•	We look at how other companies similar to us compensate similar roles. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need
•

Surveys of peer groups are used to benchmark our compensation levels for certain executive officers, as outlined below. We selected these peer groups because they include the leading financial services organizations in Canada and the broader U.S. insurance industry that we compete in for talent. We also review publicly available compensation information for relevant companies that are publicly

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traded and compensation information for the asset management sector as appropriate before setting the compensation range for our executive officers.
•

Canadian market survey: The Financial Services Executive Compensation Survey produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

• RBC	• Scotiabank	• CIBC	• Manulife Financial

• TD Bank Financial Group	• BMO Financial Group	• National Bank Financial Group	• Canada Life

•

U.S. market surveys: The Diversified Insurance Study of Executive Compensation produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 30 U.S. insurance companies (in addition to Sun Life):

• AFLAC • AIG • Allianz Life Insurance • Allstate • AXA Group • Brighthouse Financial • CIGNA • CNO Financial • Genworth Financial	• Guardian Life • Hartford Financial Services • John Hancock • Lincoln Financial • Massachusetts Mutual • MetLife • Nationwide	• New York Life • Northwestern Mutual • OneAmerica Financial Partners • Pacific Life • Principal Financial Group • Protective Life • Prudential Financial	• Securian Financial Group • Symetra Financial • Thrivent Financial for Lutherans • Transamerica • Unum • USAA • Voya Financial Services

•

For the asset management sector where appropriate, including Mr. Peacher, President, Sun Life Capital Management, we consider benchmarking information from the 2019 McLagan Investment Management survey, which includes investment management roles from over 50 US insurance companies.

Salaries

Annual incentive plan

This plan rewards employees with cash awards based on how well we achieved our financial, sales and Client objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

Awards are determined using the following formula:

Annual incentive plan target ($)	X	Business results (%)	X	Individual multiplier (%)	=	Annual incentive plan award ($)

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Business results

We used three measures to assess our total company performance under the AIP as outlined below.

Management uses a business performance scorecard to conduct a comprehensive “look back” on performance and ensure fairness and reasonableness of the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to ±20% is appropriate based on a set of guiding principles. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains its discretion to lower or zero out incentive awards.

Calculated payout factor	±	Scorecard adjustment (if any)	–	Risk, Compliance and Control adjustment (if any)	=	Final performance payout factor

Earnings (AIP basis) is defined as Reported Net Income less Other Adjustments as defined in Section L of our Non-IFRS measures in our 2019 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). Note for AIP purposes, the impact of currency is held constant.

Mix of business results

The current mix of business results for our named executive officers is as follows:

•	100% total company business results for the CEO, and CFO; and
•	50% total company and 50% relevant business group business results for other named executive officers.

The business group component for the President, Sun Life Capital Management reflects 50% weight on the SLC IP business result and 50% weight an assessment of affiliate performance, specifically BGO, Prime Advisors, Inc., and Ryan Labs Asset Management, Inc.

Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range from 0% for unsatisfactory performance to 200% for exceptional performance.

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Sun Life Capital Management incentive plan

This plan rewards employees using a pool-based approach with discretionary allocation to individuals, which is a design typical of systems found commonly in the market for similar businesses. The President, Sun Life Capital Management participates in the AIP and his payout includes performance on SLC IP measures, weighted as noted on page 62.

Performance under the SLC IP is assessed subjectively across three areas.

The plan includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains its discretion to lower or zero out incentive awards.

Long-term incentive compensation

Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

•	75% Sun Shares and 25% options for the CEO and Executive Team

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•	100% Sun Shares for Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President).

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage. Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount, however, the actual payout value will vary based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential and competitive practice.

Sun Share Unit Plan

Objectives for the Sun Share Unit Plan include aligning payouts to sustained performance, absolute and relative total return performance versus peers, and retention. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

The plan incorporates two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate number of shares awarded based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for named executive officers:

Sun Shares (#)	X	Share price ($)	X	Performance factor	=	Payout value

(number of units awarded plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the vesting date)		(0% to 200%) based on the weighted average of three annual 3-year TSR factors		of Sun Shares on vesting ($)

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

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For the 2019 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our performance under the Sun Share Unit Plan against a custom weighted index of 12 public Canadian and U.S. banks and insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 61). The custom weighted index is not used for any other purpose.

	Weight		Sun Share Benchmark Peers
Canadian banks	25%	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC
North American insurance companies	75%	• Canada Life • Lincoln Financial • Manulife Financial	• MetLife • Principal Financial Group • Prudential Financial	• Unum Group

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Threshold	is at 10% below the custom weighted index	25%
Below threshold	is more than 10% below the average of the custom weighted index	0%

Intermediate	values are interpolated.

Executive stock option plan

Starting in 2013, we limited the use of options to Executive Team members, who receive up to 25% of their annual long-term incentive award in options. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options vest 25% per year over four years, starting on the first anniversary of the grant date, and are exercisable until 10 years after grant. Starting with the 2017 grant, if an executive has not achieved share ownership requirements, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years, which, if exercised, extends the combined hold on a portion of the options and underlying common shares to a minimum of 7 years. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

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The MRC recommends the terms of each grant to the board for approval. The exercise price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

•	increasing the number of common shares that can be issued under the plan
•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
•	expanding the categories of eligible participants in the plan
•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
•	permitting other types of compensation (e.g., share awards) by issuing equity
•	revising the amendment procedure itself.

For grants from 2019 onwards, the board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2019. We can issue up to 29,525,000 of our common shares under the plan (5.0% of the shares outstanding as at December 31, 2019), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. The annual grant increased year-over-year as a result of a lower calculated five-year-average Black-Scholes value for 2019 (14.3% in 2019 and 17.7% in 2018), as was the case the previous year after we switched to using a formula to calculate the Black-Scholes value.

Measure of dilution	2019		2018		2017
	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant[1]	745,243	0.13	516,576	0.09	368,590	0.06
Options outstanding[2]	3,073,966	0.52	3,101,421	0.52	3,008,321	0.49
Options available for grant[3]	5,375,637	0.91	6,120,830	1.02	6,612,855	1.08
Overhang[4]	8,449,603	1.44	9,222,251	1.54	9,621,176	1.58
Burn rate[5]		0.13		0.09		0.06
[1]	the total number of options granted under the option plan each year
[2]	the total number of options outstanding at the end of each year, including the annual grant
[3]	the number of options in reserve approved by shareholders that are available for grant at the end of each year
[4]	the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future
[5]	the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

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Deferred share unit plan

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

Deferred Share Units (#)	X	Share price ($)	=	Payout value
(number of units plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the redemption date)		of DSU on redemption ($)

Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2019. We calculated the value of common shares and share units using $59.21, the closing price of our common shares on the TSX on December 31, 2019. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards (personal ownership excludes Sun Shares). For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

Named executive officer			Total share ownership at December 31, 2019 ($)
	Minimum ownership requirement	Total ownership as a multiple of salary	Common shares	Sun Shares	Deferred share units (DSUs)	Total ownership
Dean A. Connor	10x salary	27.9x	5,658,814	16,701,093	8,322,959	30,682,866
Kevin D. Strain	5x salary	9.2x	656,150	4,854,638	–	5,510,788
Stephen C. Peacher	5x salary	13.1x	–	8,342,072	1,714,567	10,056,639
Daniel R. Fishbein	5x salary	7.7x	174,255	4,773,415	908,062	5,855,732
Claude A. Accum	5x salary	10.8x	1,025,695	3,572,235	1,323,531	5,921,461
Jacques Goulet	5x salary	8.5x	–	4,672,561	–	4,672,561

All named executive officers have met their share ownership requirement and are on track to meet their personal actions requirement by the attainment date.

Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines). The named executive officers participate in the pension plans available in their country of employment.

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When employees transfer employment between countries where defined benefit plans are in place, the defined benefit formula of their last country applies, with an offset for vested defined benefits in prior countries. As Mr. Accum transferred employment between Canada and U.S., he earned pension benefits in both countries.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan, which we describe in more detail starting on page 70. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Connor, Mr. Strain and Mr. Accum are named executive officers in Canada who were hired before 2009, and they participate in the defined benefit plan. Mr. Goulet is a named executive officer in Canada who was hired after 2009, and he participates in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable named executive officers) consists of two elements:

•	a defined benefit accrual for service prior to 2005
•	a combination of defined benefit and defined contribution accruals for service after 2004.

Benefits up to the tax limits are paid from registered plans. Benefits above the tax limits are paid from non-registered pension plans that are secured through a Retirement Compensation Arrangement, subject to limitation on funding for U.S. taxpayers impacted by section 409A of the Internal Revenue Code.

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in.

Pension formula prior to January 1, 2005 (designated executives, including Mr. Accum):

Years of service before 2005[1]	X	1.3% of average pensionable earnings	+	1.65% of average pensionable earnings	=	Annual pension as of age 65

(maximum 35 years)		up to the average of the last three YMPE[2] under the Canada Pension Plan		over the average YMPE[2]

[1]	Mr. Accum continued to accrue benefits under this formula until December 31, 2005.
[2]	YMPE = Years’ Maximum Pensionable Earnings

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Other optional forms of payment are available on an actuarially equivalent basis. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

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Mr. Strain’s pension formula for service prior to January 1, 2005 is slightly different, as he is a member of the Clarica pension plan, which was acquired by Sun Life in 2001.

Years of service before 2005	X	1.0% of average pensionable earnings up to $100,000	+	1.65% of average pensionable earnings above $100,000	=	Annual pension as of age 65

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee’s highest average pensionable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executives, including Mr. Connor, Mr. Strain and Mr. Accum)

Years of service after 2004[3]	X	1.6% of average pensionable earnings	=	Annual pension as of age 65

[3]	Mr. Accum accrued benefits under this formula from July 20, 2009, when he transferred back to Canada from the U.S.

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

If a designated executive leaves before age 62, the pension formula is reduced. If he or she leaves:

•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of salary for service after 2004.

Defined contribution plan for employees hired before 2009

The pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the year’s maximum pensionable earnings (YMPE), and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50%. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

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Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($27,230 for 2019).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees have the option to make voluntary contributions of 1% to 5% of pensionable earnings and will receive a matching company contribution of 50%. Starting in 2020, new hires will be auto-enrolled at the 5% level, and can adjust their contribution level to suit their needs. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately, and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($27,230 for 2019).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all grandfathered participants who were still accruing benefits. Mr. Accum was a participant in the U.S. retirement plans during his period of employment from April 1, 2003 until July 19, 2009, when he transferred back to Canada. His service in the U.S. defined benefit plan is credited under the Canadian defined benefit plan formula, and his Canadian defined benefit is offset by the actuarial equivalent of the benefit payable from the U.S. defined benefit pension. Mr. Accum’s U.S. accumulated defined contribution balances remained in the U.S. until he left the company. Mr. Peacher, and Mr. Fishbein our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

Our U.S. defined contribution retirement program has three elements:

•	a voluntary tax-qualified 401(k) plan
•	a tax-qualified RIA that provides automatic employer contributions
•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$280,000 for 2019).

Effective January 1, 2019, the 401(k) plan was changed to qualify for certain IRS “safe harbor” rules and to add auto-enrollment and auto-escalation features. All new hires who do not make an election will be automatically enrolled at 3% employee contribution level, which will increase by 1% each subsequent year until reaching 10%. Employees can adjust their level of contributions to meet their needs.

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2019, US$19,000 plus an additional US$6,000 for participants age 50 and older). A participant can contribute on a pre-tax or after-tax basis. Prior to January 1, 2019, we matched 50% of the employee’s contribution, up to 6% of eligible earnings. Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee’s contribution (maximum of US$11,200 matching contributions for 2019). Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

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Retirement Investment Account (RIA)

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit, and other eligible pay (US$280,000 for 2019).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
	Prior Jan 1, 2019	After Jan 1, 2019
Under 40	3	2
40 to 54	5	4
55 and over	7	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$56,000 for each participant under age 50 and $62,000 for each participant age 50 or older in 2019). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$280,000 for each participant in 2019.

Non-qualified retirement investment plan (Top Hat)

Mr. Peacher and Mr. Fishbein participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Mr. Accum was eligible to participate in the Top Hat plan from January 1, 2006 until July 19, 2009 when he transferred back to Canada, and rejoined the Canadian pension plans.

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Compensation details

Individual pay and performance outcomes

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2019. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each named executive officer follows.

Dean A. Connor, President and Chief Executive Officer

Mr. Connor has been our CEO since December 1, 2011. Under Mr. Connor’s leadership, we have defined our Client for Life Strategy and in 2019 we made excellent progress on a number of key priorities aligned with our strategic plan.

In recognition of his contribution in 2019, Mr. Connor was allocated an AIP award of $1,810,000 (122% individual multiplier), and granted a 2020 long-term incentive award of $6,500,000.

Significant accomplishments in 2019 include:

•

Embedding our Purpose and driving our Client for Life strategy, including new processes to be more proactive and personalized, to make it easier for Clients to do business with us, and to resolve Clients’ problems better

•	Delivering improvements across all pillars in Client Index, our key measure of Client loyalty and satisfaction
•	Continuing to build new digital capabilities and business models and enhancing mobile applications
•	Expansion of Lumino Health Network, a first-of-its-kind digital network offering consumer ratings, cost and other information in order to empower Canadians to live healthier lives
•	Actively managing talent in the company to build new capabilities, including positive progress on our diversity and inclusion goals
•

Delivering solid financial results, with reported EPS of $4.40, underlying EPS of $5.16, up 6% over prior year (10% excluding the impact of Par Seed Capital from 2018 results), underlying ROE of 14.3%, and VNB up 5% over prior year

•

Increasing the common share dividend by 10% over prior year, and delivering TSR of 36% in 2019, in the top quartile among 20 global life insurers over the past five years at 11% per annum compounded annually

•

Announcing the acquisition of a majority interest in InfraRed Capital Partners, an infrastructure equity investment firm, completing the acquisition of a majority interest following the merger of Bentall Kennedy and GreenOak Real Estate, and signing a 15-year distribution arrangement with TPBank in Vietnam

•	Launching a refreshed Sustainability strategy, with continued recognition as one of the Global 100 Most Sustainable Corporations in the World
•	Maintaining an effective risk, compliance and control culture by establishing tone and managing the organization within established risk appetite levels approved by the board.

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Compensation Summary

	2019		2018	2017
	Target	Actual	Actual	Actual
Salary	1,100,000	1,142,308	1,100,000	1,100,000
Annual incentives	1,650,000	1,810,000	2,200,000	2,185,000
Total Cash	2,750,000	2,952,308	3,300,000	3,285,000
Sun Shares	4,687,504		4,500,028	4,125,043
Stock options	1,562,503		1,500,001	1,375,001
Long Term Incentives	6,250,007		6,000,029	5,500,044
Total Direct Compensation[1]	9,000,007	9,202,315	9,300,029	8,785,044

[1]  2019 actual represents the Total Direct Compensation value as approved by the Board and as described in the Letter to Shareholders, plus adjustments due to the fact that 2019 included an extra (27th) pay period for Canadian employees, as well as rounding of long-term incentive grants, as we grant only whole Sun Shares and stock options (no fractional units).

The following table illustrates the alignment between CEO pay and shareholder value. The table compares the current value of total direct compensation awarded to Mr. Connor over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

				Value of $100
Fiscal Year	Total Direct Compensation Awarded ($000)[1]	Compensation realized and realizable ($000)	Period	CEO[2]	Shareholder value[3]
2015	7,563	12,010	December 31, 2014 – December 31, 2019	159	170
2016	8,378	11,782	December 31, 2015 – December 31, 2019	141	159
2017	8,785	10,142	December 31, 2016 – December 31, 2019	115	128
2018	9,300	9,427	December 31, 2017 – December 31, 2019	101	123
2019	9,202	10,571	December 31, 2018 – December 31, 2019	115	136
			Average	126	143
[1]	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
[2]	Represents the actual value to Mr. Connor for each $100 awarded in total direct compensation during the fiscal years indicated.
[3]	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

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Kevin D. Strain, Executive Vice-President and Chief Financial Officer

On May 29, 2017, Mr. Strain was appointed Executive Vice-President and CFO and is responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, Investor Relations, and Enterprise Services. Prior to his appointment, Mr. Strain was President, Sun Life Asia, and has held several senior roles in the Corporate Office and the Canadian business including SVP, Individual Insurance and Investments, VP Investor Relations, VP Individual Finance and VP of Clarica’s Pension business.

In recognition of his contribution in 2019, Mr. Strain was allocated an AIP award of $825,000 (122% individual multiplier), and granted a 2020 long-term incentive award of $2,200,000.

Significant accomplishments in 2019 include:

•	Identifying opportunities to deliver value to shareholders through tax, treasury, capital management, and other financial initiatives.
•	Leading our expense management initiatives and driving opportunities to enhance productivity and generate savings, including programs to reduce third party spend and reduce Corporate office expenses
•	Enterprise Services: robust IT stability performance, strong ratings and uptake in use of our mobile applications, and leadership role for the Digital Enterprise initiative
•	Providing leadership to the business groups in capital deployment decisions, assessing risks and opportunities and managing capital requirements and continuing the transition to IFRS 17
•

Supporting initiatives and actions to fulfil the Client for Life strategy, including improving Client experience, leveraging digital, data & analytics to meet Client needs, pursuing distribution excellence, reinforcing our high-performance culture, and ensuring strong financial discipline

•	Supporting M&A activity across businesses and geographies
•	Managing regulatory changes and identifying related strategic and operational opportunities
•	Leading strong talent management and development within the finance and information technology functions.

Compensation Summary

	2019		2018	2017
	Target	Actual	Actual	Actual
Salary	600,000	623,077	600,000	576,923
Annual incentives	750,000	825,000	1,000,000	1,081,664
Total Cash	1,350,000	1,448,077	1,600,000	1,658,587
Sun Shares	1,387,506		1,237,525	1,237,547
Stock options	462,503		412,504	412,508
Long Term Incentives	1,850,009		1,650,030	1,650,055
Total Direct Compensation	3,200,009	3,298,085	3,250,030	3,308,642

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Stephen C. Peacher, President, Sun Life Capital Management

Mr. Peacher became our EVP and Chief Investment Officer on October 13, 2009, and on January 11, 2016 was appointed President, Sun Life Capital Management with responsibility for the strategy, development and performance of our invested asset portfolio, and Sun Life Capital Management, our third-party institutional asset management business which includes BGO, Prime Advisors, Inc., Ryan Labs Asset Management Inc. and SLC Management (Canada) Inc.

In recognition of his contribution in 2019, Mr. Peacher was allocated an AIP award of US$1,595,000 (110% individual multiplier), and granted a 2020 long-term incentive award of US$2,500,000.

Significant accomplishments in 2019 include:

•	Completing the merger of Bentall Kennedy and GreenOak Real Estate to create BGO (Bentall Kennedy and GreenOak Real Estate)
•	Announcing an 80% majority stake in InfraRed Capital Partners (international infrastructure and real estate investment manager with more than $16 billion assets under management)
•	Successful re-branding of SLC Management and integration of Ryan Labs and Prime Advisors
•	Generating strong investment performance across Sun Life’s general account to support product sales and support net income, and continuing to position the balance sheet for evolving market cycles
•	Delivering strong excess returns for SLC Management’s third-party institutional investors, leading to strong Client retention
•	Strengthening our talent base through the development and promotion of existing employees and new hires
•	Continuing to grow SLC Management with $9.5B of gross inflows and $3.6B of net inflows
•	Advancing our efforts to incorporate ESG factors into our investment decisions and the management of commercial real estate properties for our general account and for third-party clients.

Compensation Summary (USD)

	2019		2018	2017
	Target	Actual	Actual	Actual
Salary	580,000	580,000	580,000	570,769
Annual incentives	1,450,000	1,595,000	1,650,000	2,051,686
Total Cash	2,030,000	2,175,000	2,230,000	2,622,455
Sun Shares	1,788,736		1,614,480	1,669,697
Stock options	596,241		538,156	556,565
Long Term Incentives	2,384,977		2,152,636	2,226,262
Total Direct Compensation	4,414,977	4,559,977	4,382,636	4,848,717

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Daniel R. Fishbein, President, Sun Life U.S.

Mr. Fishbein has been our EVP and President, Sun Life U.S. since March 17, 2014 and is responsible for leading our United States insurance businesses, which include a stop-loss and employee benefits business, a voluntary benefits business and in-force blocks of individual life insurance.

In recognition of his contribution in 2019, Mr. Fishbein was allocated an AIP award of US$890,000 (125% individual multiplier), and granted a 2020 long-term incentive award of US$1,500,000.

Significant accomplishments in 2019 include:

•	Growing underlying income for the fifth consecutive year reaching US$399 million in 2019 and an ROE of 14.7%
•	Achieving an after-tax profit margin for Group Benefits for the full year of 7.3%, achieving our target of 7%+
•	Reaching our highest total Group Benefit sales ever at US$1,043 million, and business-in-force of US$4.3 billion as of December 31, 2019
•

Expanding our medical stop-loss presence in the marketplace reaching $1.9 billion of business-in-force, an increase of 17% versus 2018, and maintaining our position as the largest independent stop-loss provider in the U.S.

•	Completing the major milestones of our integration of the employee benefits business acquired in 2016, including reaching our full target of US$100 million in pre-tax run-rate synergies
•

Launching the Sun Life + Maxwell Health platform and surpassing 10,000 members in 2019, providing employers and employees with an intuitive digital benefits administration experience and helping Clients close their coverage gaps and protect their families

•	Introducing a new FullscopeRMS offering for an integrated absence solution for industry partners and gained traction in the marketplace with its medical stop-loss offering for health plans
•

Enhancing the Client experience through improved onboarding processes, helping Clients reduce health care costs, and helping members safeguard their finances by providing auto-enrollment for income protecting disability coverage

•	Helping our In-force Management Clients achieve their estate planning goals by offering them an individual life product extension beyond age 100 for policies that would have otherwise expired
•	Significantly strengthening and diversifying our U.S. senior leadership in 2019 with the addition of four female Vice Presidents/Senior Vice Presidents with strong industry expertise
•

Introducing paid family and medical leave offerings in select states to help employers provide fully insured and self-insured paid leave programs, and continued our leadership working with lawmakers, regulators and advocates to help expand access to these benefits for more Americans through their employers.

Compensation Summary (USD)

	2019		2018	2017
	Target	Actual	Actual	Actual
Salary	575,000	575,000	569,231	550,000
Annual incentives	725,000	890,000	925,000	1,022,669
Total Cash	1,300,000	1,465,000	1,494,231	1,572,669
Sun Shares	1,043,423		954,028	910,740
Stock options	347,808		318,005	303,580
Long Term Incentives	1,391,231		1,272,033	1,214,320
Total Direct Compensation	2,691,231	2,856,231	2,766,264	2,786,989

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Claude A. Accum, President, Sun Life Asia

On May 29, 2017, Mr. Accum was appointed EVP and President, Sun Life Asia and was responsible for Sun Life’s fastest growing business pillar encompassing life, health and wealth management businesses in seven Asian markets—Philippines, Hong Kong, China, Indonesia, Vietnam, Malaysia, and India—as well as the International High Net Worth Business.

In recognition of his contribution in 2019, Mr. Accum was allocated an AIP award of $700,000 (115% individual multiplier). He did not receive a 2020 long-term incentive award due to his retirement.

Significant accomplishments in 2019 include:

•	Completing the rollout of mobile apps for Clients across all seven of our local markets
•	Expanding our bancassurance footprint through two new distribution agreements in Vietnam and Indonesia
•

Continually improving our Client experience as measured by both our Client Index scores and our new Client business outcomes metrics, covering areas such as Clients’ onboarding journey and digital payment options

•	Continued strong underlying earnings performance
•	Asia insurance sales increased by 43% (excluding impact of foreign exchange) driven by growth in all local insurance markets and in the International division
•	Asia wealth sales increased by 8% (excluding impact of foreign exchange) driven by elevated money market sales in the Philippines and growth in the Hong Kong pension business
•	Strong business results in India and favourable Available For Sales (“AFS”) gains and credit support
•	Laid the foundation for our new presence in Singapore
•	Began offering an Employee Assistance Program in all of our Asia markets to promote employee mental and financial wellbeing.

Compensation Summary

	2019		2018	2017
	Target	Actual	Actual	Actual
Salary	550,000	564,423	525,000	519,231
Annual incentives	690,000	700,000	950,000	868,637
Total Cash	1,240,000	1,264,423	1,475,000	1,387,868
Sun Shares	1,125,037		900,038	825,048
Stock options	375,006		300,004	275,005
Long Term Incentives	1,500,043		1,200,042	1,100,053
Total Direct Compensation	2,740,043	2,764,466	2,675,042	2,487,921

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Jacques Goulet, President, Sun Life Canada

On January 15, 2018, Mr. Goulet was appointed EVP and President Sun Life Canada and is responsible for leading our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada.

In recognition of his contribution in 2019, Mr. Goulet was allocated an AIP award of $675,000 (115% individual multiplier), and granted a 2020 long-term incentive award of $2,200,000.

Significant accomplishments in 2019 include:

•	Reaching 5% growth on underlying earnings supported by 10% growth in expected profit and strong financial discipline
•	Maintaining leadership position in workplace solutions, reaching over $110 billion Group Retirement Services (GRS) assets under administration and $11 billion of business-in-force in Group Benefits
•

GRS growth over prior year driven by Defined Benefits Solutions sales of $1.9 billion as we continue to shape the market by bringing customized and innovative solutions to companies to assist them in de-risking their pension plans

•

Maintaining #1 position in Individual insurance and health sales by offering a wide-range of solutions, including the launch of a Universal Life product targeted to meet the needs of small business owners

•

Continued retail wealth momentum with AUM for SLGI of $29 billion growing 27% from the prior year, driven by strong performance of the flagship Granite Managed Solutions products, where 98%, 100%, and 84% of SLGI Granite Managed Portfolio retail assets exceeded their peer median for five-, three-, and one-year performance, respectively

•	Net sales of long-term mutual funds were strong relative to the industry and advisor perception rank increased materially over prior year
•

Driving our digital transformation through enhancements of Ella, who helped 2.7 million Clients in the year to save over $400 million for retirement and increase their insurance overage by over $640 million, as well as Lumino Health empowering more and more Canadians to live healthier lives

•

Improving Client experience as evidenced by growth of Client Index scores (specifically: ease of doing business, problem resolution, proactive engagement) from 46 to 48, supported by the creation of our new Client Experience Office (CXO)

•	Continuing to develop and acquire talent in key leadership roles in areas such as Distribution
•

Being recognized for the eleventh consecutive year as “Most Trusted Life Insurance Company” by Reader’s Digest, and for the fifth consecutive year as one of “Canada’s Top Employers for Young People” in the editorial competition organized by the Canada’s Top 100 Employers project.

Compensation Summary

	2019		2018
	Target	Actual	Actual
Salary	550,000	571,154	518,269
Annual incentives	690,000	675,000	780,000
Sign-on Cash[1]	-	-	2,110,000
Total Cash	1,240,000	1,246,154	3,408,269
Sun Shares	1,275,012		4,129,058
Stock options	425,000		375,007
Long Term Incentives[1]	1,700,012		4,504,065
Total Direct Compensation	2,940,012	2,946,166	7,912,334
[1] Sign-on cash is related to replacing variable incentives that were forfeited from Mr. Goulet’s previous employer. Long-term incentives also include replacement equity value on-hire.

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Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ended December 31, 2019, 2018 and 2017.

Mr. Peacher and Mr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.327 for 2019, C$1.295 for 2018 and C$1.298 for 2017.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compens -ation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President & Chief Executive Officer	2019	1,142,308	4,687,504	1,562,503	1,810,000	433,077	11,233	9,646,625
	2018	1,100,000	4,500,028	1,500,001	2,200,000	400,833	11,997	9,712,859
	2017	1,100,000	4,125,043	1,375,001	2,185,000	350,743	11,060	9,146,847
Kevin D. Strain Executive Vice- President & Chief Financial Officer	2019	623,077	1,387,506	462,503	825,000	111,077	–	3,409,163
	2018	600,000	1,237,525	412,504	1,000,000	162,833	94,905	3,507,767
	2017	576,923	1,237,547	412,508	1,081,664	865,743	364,761	4,539,146
Stephen C. Peacher President, Sun Life Capital Management	2019	769,660	2,373,653	791,211	2,116,565	386,535	740,974	7,178,598
	2018	751,100	2,090,752	696,912	2,136,750	372,074	–	6,047,588
	2017	740,858	2,167,267	722,422	2,663,089	356,256	103,715	6,753,607
Daniel R. Fishbein President, Sun Life U.S.	2019	763,025	1,384,622	461,541	1,181,030	237,546	–	4,027,764
	2018	737,154	1,235,467	411,817	1,197,875	226,314	–	3,808,627
	2017	713,900	1,182,141	394,047	1,327,424	196,647	–	3,814,159
Claude A. Accum President, Sun Life Asia	2019	564,423	1,125,037	375,006	700,000	310,077	487,019	3,561,562
	2018	525,000	900,038	300,004	950,000	96,833	383,728	3,155,603
	2017	519,231	825,048	275,005	868,637	674,743	198,419	3,361,082
Jacques Goulet President, Sun Life Canada	2019	571,154	1,275,012	425,000	675,000	116,383	781	3,063,330
	2018	518,269	4,129,058	375,007	780,000	42,040	2,112,199	7,956,573

Paid Salary

•

In 2019, actual paid salary was greater than annualized salary due to an extra pay period in Canada. The regular bi-weekly pay for December 21, 2019 to January 3, 2020 was moved to December 31, 2019, which created a 27th pay period. This affected the paid salary for Mr. Connor, Mr. Strain, Mr. Accum and Mr. Goulet.

•	Includes mid-year salary increases in March as follows:
•	Mr. Accum in 2019,
•	Mr. Fishbein in 2018, and
•	Mr. Strain and Mr. Peacher in 2017.

Share Awards

Fiscal Year	Grant Date	Share Price
2019	February 26, 2019	$49.71
2018	February 27, 2018	$54.18
2017	February 28, 2017	$48.73

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•	Share price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date.
•	Mr. Goulet’s 2018 Share award also includes replacement equity value on-hire, in addition to his annual grant.

Option Awards

•	The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value
2019	February 26, 2019	$50.58	$5.56
2018	February 27, 2018	$53.96	$7.00
2017	February 28, 2017	$48.20	$9.41

•	For awards granted on February 27, 2018 and going forward, we use a five-year average calculated Black-Scholes ratio to determine awards.
•	The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.

Non-equity annual incentive plan compensation

•	Values include the amounts the named executive officers chose to defer.

Pension value

•	Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 88 and 89.
•	Mr. Strain had a higher compensatory cost in 2017 because of an increase to his salary and target bonus.
•	Mr. Accum had a higher compensatory cost in 2019 because of an increase to his salary and target AIP.

All other compensation

•	Includes flexible benefit credits taken in cash by Mr. Connor and Mr. Goulet.
•	Includes tax equalization adjustments in 2017 and 2019 for Mr. Peacher. The 2019 amount is larger because it also includes 2018 tax equalization amounts.
•

For all named executive officers, the amounts shown exclude the total value of perquisites and other personal benefits provided to each NEO that are not generally available to all employees because the total for each named executive officer is less than $50,000 in the aggregate and less than 10% of their total salary for the fiscal year.

•

In 2018, Mr. Strain’s amount includes taxes paid relating to a previous overseas assignment. In 2018 and 2017, his amounts include flexible benefit credits taken in cash and executive allowance and perquisites. In 2017, his amount includes relocation expenses and tax preparation assistance and assignment-related allowances.

•	Mr. Accum’s 2017 to 2019 amount includes allowances relating to his overseas assignment.
•	Mr. Goulet’s 2018 amount includes a sign-on cash payment provided to replace variable incentives that were forfeited from his previous employer.

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Incentive plan awards

Outstanding share and option awards

The table on the following page is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2019.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $59.21, multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $59.21 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2012	337,239	$21.53	Feb 28, 2022	12,707,166
	2013	168,440	$28.20	Feb 26, 2023	5,223,324
	2014	127,324	$39.27	Feb 25, 2024	2,538,841
	2015	128,140	$39.02	Feb 24, 2025	2,587,147
	2016	124,502	$40.16	Feb 23, 2026	2,371,763
	2017	114,108	$48.20	Feb 28, 2027	1,256,329	Sun Shares	94,597	5,601,110
	2018	157,053	$53.96	Feb 27, 2028	824,528	Sun Shares	89,562	5,302,950
	2019	216,026	$50.58	Feb 26, 2029	1,864,304	Sun Shares	97,906	5,797,032
						Vested DSU			8,322,959
Total		1,372,832			29,373,402		282,065	16,701,092	8,322,959
Kevin D. Strain	2014	25,465	$39.27	Feb 25, 2024	507,772
	2015	25,628	$39.02	Feb 24, 2025	517,429
	2016	27,391	$40.16	Feb 23, 2026	521,799
	2017	34,233	$48.20	Feb 28, 2027	376,905	Sun Shares	28,380	1,680,379
	2018	43,190	$53.96	Feb 27, 2028	226,748	Sun Shares	24,630	1,458,332
	2019	63,944	$50.58	Feb 26, 2029	551,837	Sun Shares	28,980	1,715,927
Total		219,851			2,702,490		81,990	4,854,638

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		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Stephen C. Peacher	2016	15,407	$40.16	Feb 23, 2026	293,503
	2017	59,952	$48.20	Feb 28, 2027	660,072	Sun Shares	49,701	2,942,781
	2018	72,968	$53.96	Feb 27, 2028	383,082	Sun Shares	41,611	2,463,796
	2019	109,390	$50.58	Feb 26, 2029	944,036	Sun Shares	49,578	2,935,494
						Vested DSU			1,714,567
Total		257,717			2,280,693		140,890	8,342,071	1,714,567
Daniel R. Fishbein	2014	23,561	$36.98	May 16, 2024	523,761
	2015	31,999	$39.02	Feb 24, 2025	646,060
	2016	37,662	$40.16	Feb 23, 2026	717,461
	2017	32,701	$48.20	Feb 28, 2027	360,038	Sun Shares	27,109	1,605,147
	2018	43,118	$53.96	Feb 27, 2028	226,370	Sun Shares	24,589	1,455,906
	2019	63,811	$50.58	Feb 26, 2029	550,689	Sun Shares	28,920	1,712,361
						Vested DSU			908,062
Total		232,852			3,024,379		80,618	4,773,414	908,062
Claude A. Accum	2013	7,979	$28.20	Feb 26, 2023	247,429
	2014	22,919	$39.27	Feb 25, 2024	457,005
	2015	25,628	$39.02	Feb 24, 2025	517,429
	2016	24,901	$40.16	Feb 23, 2026	474,364
	2017	22,822	$48.20	Feb 28, 2027	251,270	Sun Shares	18,920	1,120,275
	2018	31,411	$53.96	Feb 27, 2028	164,908	Sun Shares	17,913	1,060,628
	2019	51,847	$50.58	Feb 26, 2029	447,440	Sun Shares	23,498	1,391,332
						Vested DSU			1,323,531
Total		179,528			2,559,845		60,332	3,572,235	1,323,531
Jacques Goulet	2018	39,264	$53.96	Feb 27, 2028	206,136	Sun Shares	52,284	3,095,755
	2019	58,759	$50.58	Feb 26, 2029	507,090	Sun Shares	26,631	1,576,806
Total		98,023			713,226		78,915	4,672,561

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

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Incentive plan awards – value vested or earned during the year

The table below shows:

•	the value the named executive officers would have realized if they had exercised the options that vested in 2019 on their vesting dates
•	the value of share awards that vested and were paid out in 2019
•	the annual incentive award earned in 2019 and paid out in March 2020.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	685,290	6,033,742	1,810,000
Kevin D. Strain	147,613	1,327,447	825,000
Stephen C. Peacher	299,423	2,986,722	2,116,565
Daniel R. Fishbein	188,514	1,825,255	1,181,030
Claude A. Accum	137,055	1,206,787	700,000
Jacques Goulet	–	1,439,606	675,000

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2019.

See Executive stock option plan on page 65 and 66 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2015	24-Feb-19	32,035	39.02	49.70	342,134
	2016	23-Feb-19	31,126	40.16	49.70	296,942
	2017	28-Feb-19	28,527	48.20	49.82	46,214
	2018	27-Feb-19	39,263	53.96	51.11	–
					Total	685,290
Kevin D. Strain	2015	24-Feb-19	6,407	39.02	49.70	68,427
	2016	23-Feb-19	6,847	40.16	49.70	65,320
	2017	28-Feb-19	8,559	48.20	49.82	13,866
	2018	27-Feb-19	10,798	53.96	51.11	–
					Total	147,613
Stephen C. Peacher	2015	24-Feb-19	12,000	39.02	49.70	128,160
	2016	23-Feb-19	15,407	40.16	49.70	146,983
	2017	28-Feb-19	14,988	48.20	49.82	24,281
	2018	27-Feb-19	18,242	53.96	51.11	–
					Total	299,423

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Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Daniel R. Fishbein	2015	24-Feb-19	8,000	39.02	49.70	85,440
	2016	23-Feb-19	9,416	40.16	49.70	89,829
	2017	28-Feb-19	8,176	48.20	49.82	13,245
	2018	27-Feb-19	10,780	53.96	51.11	–
					Total	188,514
Claude A. Accum	2015	24-Feb-19	6,407	39.02	49.70	68,427
	2016	23-Feb-19	6,225	40.16	49.70	59,387
	2017	28-Feb-19	5,705	48.20	49.82	9,242
	2018	27-Feb-19	7,853	53.96	51.11	–
					Total	137,055
Jacques Goulet	2018	27-Feb-19	9,816	53.96	53.11	–
					Total	–
					Total	1,457,895

•	Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday
•	Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate option exercises for the year ended December 31, 2019

The following table shows for each named executive officer the number of common shares acquired through option exercises during the year ended December 31, 2019 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Dean A. Connor	304,239	8,596,700
Kevin D. Strain	44,957	950,373
Stephen C. Peacher	27,407	354,640
Daniel R. Fishbein	–	–
Claude A. Accum	–	–
Jacques Goulet	–	–

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Share awards

The table below shows the total Sun Shares vested and paid out to each named executive officer in 2019. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price.

Named executive officer	Grant date	Sun Shares accrued (#)	Performance factor	Vesting price ($)	Value received on vesting ($)
Dean A. Connor	Feb 23, 2016	103,446	118%	49.43	6,033,742
Kevin D. Strain	Feb 23, 2016	22,759	118%	49.43	1,327,447
Stephen C. Peacher	Feb 23, 2016	51,206	118%	49.43	2,986,722
Daniel R. Fishbein	Feb 23, 2016	31,293	118%	49.43	1,825,255
Claude A. Accum	Feb 23, 2016	20,690	118%	49.43	1,206,787
Jacques Goulet	Feb 27, 2018	28,792	100%	50.00	1,439,606

•	Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

The table below shows how we calculated the performance factor for the 2016 Sun Share awards (for the performance period from 2016 to 2018, and paid out in early 2019).

				Relative Peer TSR Performance
Performance cycle	Peer groups	Weight		Below threshold	Threshold	Target (peer avg.)	Maximum	SLF TSR	Actual TSR Multiplier
2016 – 2018	North American Insurance	75%	TSX	< -6.5%	-6.5%	3.5%	13.5%	6.5%	130%
			NYSE	< -6.4%	-6.4%	3.6%	13.6%	6.9%	133%
	Canadian Banks	25%	TSX	<2.5%	2.5%	12.5%	22.5%	6.5%	55%
2018 Multiplier – payout factor (50% weight)				0%	25%	100%	200%		112%
2015 – 2017	North American Insurance	75%	TSX	< 0.3%	0.3%	10.3%	20.3%	11.5%	113%
			NYSE	< -1.0%	-1.0%	9.0%	19.0%	7.5%	89%
	Canadian banks	25%	TSX	< 2.1%	2.1%	12.1%	22.1%	11.5%	96%
2017 Multiplier – payout factor (25% weight)				0%	25%	100%	200%		100%
2014 – 2016	North American Insurance	75%	TSX	< -3.6%	-3.6%	6.4%	16.4%	14.8%	184%
			NYSE	< -6.3%	-6.3%	3.7%	13.7%	5.9%	122%
	Canadian Banks	25%	TSX	< 1.6%	1.6%	11.6%	21.6%	14.8%	132%
2016 Multiplier – payout factor (25% weight)				0%	25%	100%	200%		148%

Overall weighted average performance factor									118%

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Non-equity incentive plan compensation

See Annual incentive plan starting on page 61 for more information.

Named executive officer	Target award ($)	Business results	Individual multiplier	Final award ($)
Dean A. Connor	1,650,000	90%	122%	1,810,000
Kevin D. Strain	750,000	90%	122%	825,000
Stephen C. Peacher	1,924,150	100%	110%	2,116,565
Daniel R. Fishbein	962,075	98%	125%	1,181,030
Claude A. Accum	690,000	88%	115%	700,000
Jacques Goulet	690,000	85%	115%	675,000

•	Target Award pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment)
•

The business results for the CEO and CFO are based 100% on total company performance. For the other named executive officers, the business results reflect 50% weighting on total company performance and 50% on relevant business group performance. Business group performance is measured using the same three measures (Earnings (AIP basis), VNB (AIP basis) and Client measures) as total company, except for Mr. Peacher whose business group result reflects the payout from the SLC IP and an assessment of performance in the SLC Management affiliate companies (BGO, Prime Advisors, Inc., and Ryan Labs Asset Management, Inc.). When determining AIP payouts, unique circumstances in each business group were considered, and a modest amount of discretion was applied, both positive and negative, which led to an overall net increase to the size of the pool payout from the calculated value. This outcome aligns better with the new earnings methodology being implemented into AIP in 2020. This use of discretion does not affect the CEO’s or CFO’s payouts. For Mr. Peacher the business group result was 110%, for Mr. Fishbein the business group result was 105%, for Mr. Accum the business group result was 85%, and for Mr. Goulet the business group result was 80%.

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The table below shows how we calculated the performance factor for total company business results. Earnings (AIP basis) is defined as Reported Net Income less Other Adjustments as defined in Section L of our Non-IFRS measures in our 2019 MD&A, divided by the weighted average number of common shares outstanding. VNB (AIP basis) excludes the asset management business. EPS (AIP basis) and VNB (AIP basis) are measured on a constant currency basis.

Primary measures	Weighting	Below threshold		Threshold	Target	Maximum	What we achieved in 2019 Result
Earnings per share (AIP basis)	50%	< $	3.40	$3.40	$4.86	$5.83	$4.68	Below Target
Payout factor			0%	25%	100%	200%		91%
+
Value of new business (AIP basis)	25%	< $	895	$895	$1,278	$1,534	$1,170	Below Target
Payout factor			0%	25%	100%	200%		79%
+
Client measures	25%		Assessment of Client Index scores and performance on key Client Business Outcomes					At Target
Payout factor			0%	50%	100%	150%		100%
Overall calculated payout factor								90%
+
Business performance scorecard	A mechanism to conduct a comprehensive look back on performance and alignment with shareholder experience (up to ±20%)				No adjustment			–%
+
Risk, Compliance and Control	Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)				No adjustment			–%
=
Final performance payout factor			0%	25%	100%	200%		90%

In addition to these objectives and values outlined in the previous table, highlights of our performance in 2019 are provided on page 48.

You can find more information about our business segment results in our 2019 MD&A.

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Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2019.

We used the same actuarial methods and assumptions in 2019 that we used to calculate the pension liabilities and annual expenses in our 2019 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual lifetime pension		Accrued obligation at start of year ($)	Compensatory change ($)	Non - compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Dean A. Connor	13.3	467,000	529,000	6,258,000	424,000	711,000	7,393,000
Kevin D. Strain	22.1	336,000	634,000	5,094,000	102,000	949,000	6,145,000
Stephen C. Peacher	–	–	–	–	–	–	–
Daniel R. Fishbein	–	–	–	–	–	–	–
Claude A. Accum	32.9	584,000	584,000	9,041,000	301,000	1,584,000	10,926,000
Jacques Goulet	–	–	–	–	–	–	–

•	Credited service is the actual years of service with the company as of December 31, 2019 used for purposes of the Canadian defined benefit plan.
•

Figures for annual lifetime pension at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2019. As Mr. Accum retired as of December 31, 2019, his accrued annual lifetime pension is not expected to increase.

•

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2018 and December 31, 2019. The accrued obligation assumes a named executive officer will receive his or her target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non–compensatory change detailed in the chart.

•

Compensatory change is the defined benefit service cost for 2019 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2019 and the actual assumptions used for the year. The 2019 valuation assumptions for the plan include a projected salary increase based on age, which produced a weighted average assumption of 3.0% for all plan participants.

•

Non–compensatory change represents the change in pension obligation based on non–compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. Among other factors, in 2019, the discount rate decreased, which resulted in a net increase in the obligations. Mr. Accum’s retirement at the end of 2019 created a net actuarial loss.

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Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2019.

Named executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	454,681	9,077	591,812
Kevin D. Strain	536,750	9,077	408,524
Stephen C. Peacher	4,160,123	386,535	5,405,303
Daniel R. Fishbein	1,135,206	237,546	1,618,166
Claude A. Accum	1,306,063	9,077	1,359,903
Jacques Goulet	53,430	116,383	200,028

•

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.364 as of January 1, 2019, 1.299 as of December 31, 2019, and the 2019 average rate of 1.327 for amounts other than beginning and ending balances.

•

Compensatory amounts shown for Mr. Connor, Mr. Strain Mr. Accum and Mr. Goulet represent our matching contributions to the Canadian defined contribution plan. The amounts shown for Mr. Peacher and Mr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

•	Accumulated values include net investment earnings and employee contributions. Mr. Accum’s accumulated values include his Canadian and US defined contribution balances.

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

If employment is terminated without cause within three years of the change of control (double trigger), benefits are paid as follows:

•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans
•

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

We define change of control as:

•

a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Mr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete,

•	the sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate (except for Mr. Fishbein), or
•	the acquisition by a non-affiliate of more than 20% (30% for Mr. Fishbein) of the voting shares of SLF Inc. or Sun Life Assurance.

If the majority of the assets of SLF Inc., Sun Life Assurance, or our U.S. business are sold, it constitutes a change of control for Mr. Fishbein.

When there is a change of control:

•

Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan

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•	DSUs vest and are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier
•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers who are actively employed as of December 31, 2019:

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	• Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein

•  Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options, and can also result in a clawback of any or all of the incentive compensation received or realized in the previous 24 months where appropriate.

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary	• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary
Annual incentive award	• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

•   receive prorated award calculated from January 1 to the date of termination (assumes target performance)

•   24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

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Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Mid and long-term incentives	Sun Shares	• unvested awards forfeited

•   receive pro-rated portion of Sun Shares for active employment during performance period

•   paid immediately

•   valued using performance factor that includes any variables known at the time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately • valued using performance factor that includes any variables known at the time of termination
	Stock options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	• accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest
Estimated pension		• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans • unvested value vests

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Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or reemployment, whichever is earlier • outplacement counselling services (maximum $40,000 in CAD, or USD if paid in USD)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

For mid and long-term incentives granted before July 31, 2019, and annual incentive awards:

•	Be at least 55 years old and have 10 years of continuous service
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

For mid and long-term incentives granted on or after July 31, 2019:

•	Be at least 55 years old
•	Having 5 or more years of continuous service
•	Sum of age and years of service being at least 65
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2019. U.S. values have been converted to Canadian dollars using an exchange rate of 1.299 as of December 31, 2019 for pension ending balances and the 2019 average rate of 1.327 for all other amounts. In the table:

•	termination (without cause) represents only contractually agreed upon severance amounts
•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long–term incentive plans.

Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2019
			Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	–	2,200,000	1,650,000	8,306,667
President and Chief Executive Officer	Vested awards:	25,669,604	–	–	–
	Unvested awards:	–	10,449,245	20,265,936	20,732,012
	Pension:	7,801,000	–	–	286,000
	Perquisites:	–	–	–	102,316
	Total:	33,470,604	12,649,245	21,915,936	29,426,995
	Vested DSUs	8,322,959	–	–	–

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Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2019
			Termination (without cause)	Retirement	Change of control
Kevin D. Strain	Cash:	–	–	–	3,887,946
Executive Vice-President and Chief Financial Officer	Vested awards:	1,661,693	–	–	–
	Unvested awards:	–	3,044,331	–	5,989,596
	Pension:	4,553,000	–	–	799,000
	Perquisites:	–	–	–	91,948
	Total:	6,214,693	3,044,331	–	10,768,490
	Vested DSUs	–	–	–	–
Stephen C. Peacher	Cash:	–	769,660	1,450,000	8,715,989
President, Sun Life Capital Management	Vested awards:	425,806	–	–	–
	Unvested awards:	–	5,254,706	10,123,147	10,359,155
	Pension:	5,405,303	–	–	–
	Perquisites:	–	–	–	88,909
	Total:	5,831,109	6,024,366	11,573,147	19,164,054
	Vested DSUs:	1,714,567	–	–	–
Daniel R. Fishbein	Cash:	–	763,025	–	5,035,066
President, Sun Life U.S.	Vested awards:	1,944,546	–	–	–
	Unvested awards:	–	2,968,532	–	5,945,079
	Pension:	1,618,166	–	–	–
	Perquisites:	–	–	–	88,909
	Total:	3,562,712	3,731,557	–	11,069,054
	Vested DSUs:	980,062	–	–	–
Claude A. Accum	Cash:	–	–	690,000
President, Sun Life Asia	Vested awards:		–	–	–
	Unvested awards:	–		4,341,143
	Pension:		–	–	–
	Perquisites:	–	–	–
	Total:			5,031,143
	Vested DSUs:	1,323,531	–	–	–
Jacques Goulet	Cash:	–	–	–	3,170,000
President, Sun Life Canada	Vested awards:	51,534	–	–	–
	Unvested awards:	–	2,405,717	–	5,427,126
	Pension:	200,028	–	–	–
	Perquisites:	–	–	–	91,948
	Total:	251,562	2,405,717	–	8,689,074
	Vested DSUs:	–	–	–	–

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Mr. Connor, Mr. Peacher and Mr. Accum qualify as retirement eligible because of their age and years of service. This has the following effects:

•	the cash amount under Retirement represents an AIP award at target
•	unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

Mr. Accum retired as of December  31, 2019.

Aggregate compensation for Material Risk Takers

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. We had 31 MRT positions in 2019, including members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2019. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the 2019 average annual exchange rate of 1.327.

	Annual fixed and variable compensation
		Annual incentives		Share-based incentives
						Outstanding
Compensation element	Salary	Cash	Deferred (DSUs)	Granted	Paid	Vested	Unvested	Sign-on payments	Severance payments
Aggregate value ($M)	15.1	16.7	0.2	33.6	46.2	24.8	99.9	1.1	–

•	Cash incentives for 2019 did not include any guaranteed payments
•	Annual incentives represent bonus earned for the 2019 performance year, paid in 2020, inclusive of business and individual performance results
•	Share-based incentives include the value of share units and options and any additional units credited as dividends on share units
•	Granted represents the value at annual grant in 2019
•	Paid represents the value received in 2019 when options were exercised and value at vesting, including performance adjustments for performance share units
•

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $59.21 for vested and unvested options and share units as at December 31, 2019

•	Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer
•	Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRT deferred compensation during 2019 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2019
	Aggregate value of deferred compensation at January 1, 2019 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2019 ($M)
Total	114.4	16.5	60.2	-7.7	183.5
Percentage change		14.4%	52.6%	-6.7%	60.4%

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•	Aggregate value at January 1, 2019 reflects the value of outstanding share units and options
•

Explicit adjustments reflect the interim performance factor estimates for the 2017, 2018 and 2019 awards approved by the board in February 2020. This would also include clawbacks if applicable, but none were applied in 2019

•	Implicit adjustments reflect the impact of changes in share price and accumulated dividends
•	Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2019
•	Aggregate value at December 31, 2019 reflects the impact of explicit, implicit and other adjustments during 2019 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2019. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,073,966	$42.36	5,375,637

Other information

Loans to directors and executives

We do not grant personal loans to our directors and executive officers. The table below shows the total loans outstanding to current and former employees of SLF Inc. and our subsidiaries as at February 29, 2020.

	Total outstanding loans
Purpose	To Sun Life or our subsidiaries ($)	To another entity ($)
Securities purchases	$589,200	–
Other	$3,939,100	–

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of SLF Inc. and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2019 to October 31, 2020 with coverage of up to $210 million. We pay a premium of approximately $1.1 million and there is no deductible.

For more information

You can find recent financial information about SLF Inc. in our consolidated financial statements and MD&A for the year ended December 31, 2019. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). In addition, our sustainability report is available on our website (www.sunlife.com).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A

Charter of the Board of Directors

Mission

The mission of the Board of Directors (the “Board”) is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long – term success of the enterprise.

Membership

The by–laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Committee meetings will be agreed upon by Chairman of the Board (“Chairman”), in consultation with the Governance, Nomination & Investment Committee and circulated to the Directors prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board will review this Charter and its Forward Agenda and approve changes as necessary. This Charter will be posted on the Corporation’s website.

Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation. In connection with this responsibility the Board:

Culture

•	sets an ethical tone for the Corporation;
•	satisfies itself that senior management is sustaining a culture of integrity throughout the organization;
•	complies with and reviews employee compliance with the Code of Business Conduct and ensures prompt disclosure of any waivers of the Code of Business Conduct for Directors or senior management.

Governance

•	establishes corporate governance practices and policies and monitors corporate governance trends;
•	performs its overall stewardship responsibilities either directly or through delegation to its Committees, including the allocation of risk oversight to its Committees;
•	establishes position descriptions for the Directors, Chairman and Chairs of Board Committees;
•

maintains an orientation program for new Directors, supports ongoing education for all Directors and assesses the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs, and individual Directors on an annual basis.

The Board has clearly outlined matters that require Board approval and those that have been delegated to management. In connection with its duties and responsibilities, the Board approves and oversees:

Strategy

•	the Corporation’s vision and purpose statements;
•	the strategic plan and business, capital and investment plans on an annual basis;
•	significant strategic initiatives, investments and transactions, including significant activities of subsidiaries.

Risk Management, Capital Management and Internal Control

•	the Risk Management Framework, Risk Appetite Policy and Internal Control Framework;
•	significant policies, plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity;
•	the Code of Business Conduct.

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Board, Senior Management and Control Functions

Board

•	Board and Committee size and composition;
•

the evaluation and selection of candidates for election at each annual meeting based on a skills, qualifications and competencies assessment process and consideration of the level of diversity on the Board;

•	the formulation of succession plans for the Board, the Chairman and the Committee Chairs.

Senior Management and Control Functions

•	the appointment, evaluation and, if necessary, replacement of the President & Chief Executive Officer and other members of senior management, including the Appointed Actuary;
•	the delegation to management powers to manage the Corporation;
•	talent management and succession plans for the role of President & Chief Executive Officer and other senior management positions;
•	the performance and compensation frameworks for senior management, including alignment of those frameworks with applicable regulatory principles;
•	the mandates, authority, independence and resources of Control Functions.

Financial Reporting, Communication and Disclosure

•	the review and approval of the annual and interim financial statements, Management’s Discussion and Analysis and related news releases;
•	the external audit plan, including the fees and scope of the audit engagement, the engagement letter and remuneration of the external auditor under the engagement letter;
•	the internal audit plan;
•	the review and approval of corporate governance disclosure to shareholders and other stakeholders;
•	the process by which shareholders are able to provide feedback to the independent Directors.

In connection with its duties and responsibilities, the Board provides challenge, advice and guidance to senior management of the Corporation on:

Operational and Business Policies

•

significant operational, business, risk and crisis management policies of the Corporation, including those in respect of credit, market, operational, insurance, regulatory compliance and strategic risks, and their effectiveness; and

•	compensation policy for all human resources that is consistent with the Financial Stability Board (FSB) Principles for Sound Compensation;

Business Performance and Effectiveness of Risk Management

•	performance relative to the strategic plan and business, capital and investment plans;
•	effectiveness of the strategic planning process;
•	effectiveness of the Risk Appetite Policy;
•

effectiveness of the internal control framework and management information systems that provide assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets;

•	effectiveness of the Control Functions;
•	effectiveness of significant policies and plans related to management of capital and liquidity (e.g., stress testing, ORSA report);
•	compliance with legislative and regulatory requirements;

Operations

•	reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Policy; and
•	information on client engagement and value creation for clients.

The duties above are the responsibility of senior management. The Board has the discretion to decide the extent and nature of its input, and to provide challenge, advice and guidance on these matters and others.

In connection with its duties and responsibilities, the Board provides advice and counsel to the President & Chief Executive Officer, establishes his or her annual objectives and reviews performance against objectives. The Board may, at the expense of the Corporation, engage any special advisors it deems necessary to provide independent advice, require management to inform applicable regulators in a timely manner of substantial issues affecting the Corporation, and perform such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

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Sun Life

Life's brighter under the sun

At Sun Life, we believe that being accountable for the impact of our operations on the environment is one part of building sustainable, healthier communities for life. The adoption of “Notice and Access” to deliver this circular to our shareholders has resulted in significant cost savings as well as the following environmental savings: [Graphic Appears Here] Trees 535 35 water lbs gallons 249,750 of solid 16,720 waste lbs greenhouse 46,050 lbs 249 of mil total . BTUs pollutants water gases energy This circular is printed on FSC® certified paper. The fibre used in the manufacture of the paper stock comes from well-managed forests and controlled sources. [Graphic Appears Here] The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this circular have been calculated and offset by Carbonzero. [Graphic Appears Here] [Graphic Appears Here] Being a sustainable company is essential to our overall business success. Learn more at sunlife.com/sustainability 1 York Street, Toronto Ontario Canada M5J 0B6 sunlife.com MIC-01-2020 [Graphic Appears Here]